UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827) and Form F-10 (File No. 333-175033) and the Registration Statement of Canadian Pacific Railway Company on Form F-10 (File No. 333-189815).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: July 24, 2013		Signed:	/s/ Paul Bachand

	By:	Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: July 24, 2013		Signed:	/s/ Paul Bachand

	By:	Name:	Paul Bachand
		Title:	Associate Corporate Secretary

For Release Immediate July 24, 2013

Canadian Pacific reports record second-quarter results

Q2-2013 net income of C$252M or C$1.43 per diluted share and a record operating ratio

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced record Q2 2013 results that continues to highlight the significant progress in its transformational journey.

SECOND-QUARTER 2013 RESULTS COMPARED WITH SECOND-QUARTER 2012:

•	Total revenues were $1.5 billion, an increase of 10 per cent and a quarterly record

•	Operating expenses were $1.1 billion, a decrease of 4 per cent

•	Operating income was $420 million, an increase of 76 per cent

•	Operating ratio was 71.9 per cent, a 1,060 basis-point improvement and an all-time quarterly record

Reported net income in the second-quarter was $252 million, or $1.43 per diluted share, versus $103 million, or $0.60 per share, in the second-quarter 2012. This represents a 138 per cent year-over-year improvement in earnings per share.

“The second quarter was a significant test for our employees who worked tirelessly during extensive network outages, including more than 40 washouts over a four-day period of historic flooding in Calgary and Southern Alberta,” said CP Chief Executive Officer, E. Hunter Harrison. Harrison also noted that network interruptions during the quarter impacted revenue growth by approximately $25 million or 2 per cent.

“The disciplined execution of our model allowed us to quickly recover from these challenges and restore service for our customers in a timely manner,” added Harrison. “Moving forward, CP is well positioned to continue to build upon its strong first half and deliver record financial and operating results for 2013.”

2013 OUTLOOK

CP remains confident with the financial guidance it issued on January 29, 2013. CP expects to generate high-single digit revenue growth, a low 70s operating ratio, and diluted EPS growth greater than 40 per cent, compared with diluted EPS, excluding significant items, of $4.34 in 2012.

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

To the extent that CP has provided guidance that is a non-GAAP financial measure, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

We present non-GAAP measures to provide a basis for evaluating underlying earnings in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

For further information regarding non-GAAP measures see our Management’s Discussion and Analysis for the first quarter of 2013 or the document Non-GAAP Measures on our web site at www.cpr.ca.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

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Contacts:

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Revenues
Freight	$1,458	$1,332	$2,917	$2,672
Other	39	34	75	70

Total revenues	1,497	1,366	2,992	2,742
Operating expenses
Compensation and benefits	342	366	744	757
Fuel	246	242	516	511
Materials	58	57	130	121
Equipment rents	44	56	90	106
Depreciation and amortization	141	135	282	262
Purchased services and other	246	271	448	472

Total operating expenses	1,077	1,127	2,210	2,229

Operating income	420	239	782	513
Less:
Other income and charges	8	19	11	32
Net interest expense	68	69	138	138

Income before income tax expense	344	151	633	343

Income tax expense (Note 5)	92	48	164	98

Net income	$252	$103	$469	$245

Earnings per share (Note 6)
Basic earnings per share	$1.44	$0.60	$2.68	$1.43
Diluted earnings per share	$1.43	$0.60	$2.66	$1.42

Weighted-average number of shares (millions)
Basic	174.9	171.1	174.6	170.8
Diluted	176.3	172.4	176.1	172.2

Dividends declared per share	$0.3500	$0.3500	$0.7000	$0.6500

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012

Net income	$252	$103	$469	$245

Net loss in foreign currency translation adjustments, net of hedging activities	(1)	(7)	(3)	(2)

Change in derivatives designated as cash flow hedges	(1)	(8)	—	2

Change in defined benefit pension and post-retirement plans	61	54	249	108

Other comprehensive income before income taxes	59	39	246	108

Income tax expense on above items	(1)	(4)	(41)	(28)

Other comprehensive income (Note 3)	58	35	205	80

Comprehensive income	$310	$138	$674	$325

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	June 30 2013	December 31 2012
Assets
Current assets
Cash and cash equivalents	$442	$333
Restricted cash and cash equivalents (Note 4)	99	—
Accounts receivable, net	547	546
Materials and supplies	174	136
Deferred income taxes	305	254
Other current assets	84	60

	1,651	1,329

Investments	89	83
Properties	13,422	13,013
Goodwill and intangible assets	170	161
Other assets	187	141

Total assets	$15,519	$14,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,086	$1,176
Long-term debt maturing within one year	172	54

	1,258	1,230

Pension and other benefit liabilities (Note 9)	1,104	1,366
Other long-term liabilities	337	306
Long-term debt	4,692	4,636
Deferred income taxes	2,403	2,092

Total liabilities	9,794	9,630

Shareholders’ equity
Share capital	2,213	2,127
Additional paid-in capital	33	41
Accumulated other comprehensive loss (Note 3)	(2,563)	(2,768)
Retained earnings	6,042	5,697

	5,725	5,097

Total liabilities and shareholders’ equity	$15,519	$14,727

Commitments and contingencies (Note 10)

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Operating activities
Net income	$252	$103	$469	$245
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	141	135	282	262
Deferred income taxes (Note 5)	87	48	150	94
Pension funding in excess of expense (Note 9)	(14)	(23)	(23)	(30)
Other operating activities, net	(21)	6	(19)	(23)
Change in non-cash working capital balances related to operations	75	57	(72)	(21)

Cash provided by operating activities	520	326	787	527

Investing activities
Additions to properties	(301)	(292)	(504)	(525)
Proceeds from the sale of properties and other assets	11	17	27	62
Change in restricted cash and cash equivalents (Note 4)	(99)	—	(99)	—
Other (Note 10)	(1)	—	(26)	(1)

Cash used in investing activities	(390)	(275)	(602)	(464)

Financing activities
Dividends paid	(60)	(51)	(121)	(102)
Issuance of common shares	23	17	63	55
Issuance of long-term debt	—	—	—	71
Repayment of long-term debt	(7)	(13)	(26)	(25)
Net decrease in short-term borrowing	—	—	—	(27)

Cash used in financing activities	(44)	(47)	(84)	(28)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	9	1	8	—

Cash position
Increase in cash and cash equivalents	95	5	109	35
Cash and cash equivalents at beginning of period	347	77	333	47

Cash and cash equivalents at end of period	$442	$82	$442	$82

Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	$5	$(11)	$11	$(7)
Interest paid	$85	$83	$151	$134

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	469	469
Other comprehensive income (Note 3)	—	—	—	205	—	205
Dividends declared	—	—	—	—	(124)	(124)
Effect of stock-based compensation expense	—	—	10	—	—	10
Shares issued under stock option plans	1.1	86	(18)	—	—	68

Balance at June 30, 2013	175.0	$2,213	$33	$(2,563)	$6,042	$5,725

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	245	245
Other comprehensive income (Note 3)	—	—	—	80	—	80
Dividends declared	—	—	—	—	(111)	(111)
Effect of stock-based compensation expense	—	—	18	—	—	18
Shares issued under stock option plans	1.3	80	(23)	—	—	57

Balance at June 30, 2012	171.3	$1,934	$81	$(2,656)	$5,579	$4,938

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2012 consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2012 consolidated financial statements with the addition of Restricted cash and cash equivalents disclosed in Note 4 of these Interim Consolidated Financial Statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Accumulated other comprehensive income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The disclosure requirements of this ASU for the three and six months ended June 30, 2013 are presented in Note 3.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

3	Changes in accumulated other comprehensive loss (AOCL) by component

	For the three months ended June 30				For the six months ended June 30
(in millions of Canadian dollars)	Foreign currency, net of hedging activities(1)	Derivatives and other(1)	Pension and post-retirement defined benefit plans(1)(a)	Total(1)	Foreign currency, net of hedging activities(1)	Derivatives and other(1)	Pension and post-retirement defined benefit plans(1)(a)	Total(1)

Opening balance, 2013	$82	$(15)	$(2,688)	$(2,621)	$74	$(14)	$(2,828)	$(2,768)

Other comprehensive income before reclassifications	12	10	8	30	20	15	102	137

Amounts reclassified from accumulated other comprehensive loss	—	(9)	37	28	—	(15)	83	68

Net current-period other comprehensive income	12	1	45	58	20	—	185	205

Closing balance, 2013	$94	$(14)	$(2,643)	$(2,563)	$94	$(14)	$(2,643)	$(2,563)

Opening balance, 2012	$70	$(13)	$(2,748)	$(2,691)	$72	$(20)	$(2,788)	$(2,736)

Other comprehensive income (loss) before reclassifications	1	(2)	—	(1)	(1)	3	—	2

Amounts reclassified from accumulated other comprehensive loss	—	(3)	39	36	—	(1)	79	78

Net current-period other comprehensive income (loss)	1	(5)	39	35	(1)	2	79	80

Closing balance, 2012	$71	$(18)	$(2,709)	$(2,656)	$71	$(18)	$(2,709)	$(2,656)

(a)	Amounts reclassified from accumulated other comprehensive loss

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Amortization of prior service costs(2)	$(17)	$—	$(23)	$—
Recognition of net actuarial loss(2)	70	54	137	107

Total before income tax	$53	$54	$114	$107
Income tax benefit	(16)	(15)	(31)	(28)

Net of income tax	$37	$39	$83	$79

(1)	Amounts are presented net of tax.
(2)	Impacts Compensation and benefits on the Consolidated Statements of Income.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

4	Restricted cash and cash equivalents

During the second quarter of 2013, the Company entered into committed and uncommitted bilateral letter of credit facility agreements with financial institutions to support its requirement to post letters of credit in the ordinary course of business. The committed facility expires June 2015. Under these agreements, the Company either is required to or has the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the line of credit issued. Restricted cash and cash equivalents is shown separately on the balance sheet and includes highly liquid investments purchased three months or less from maturity and is stated at cost, which approximate market value.

At June 30, 2013, under its bilateral facilities the Company had letters of credit drawn of $99 million from a total available amount of $285 million. Prior to the second quarter of 2013 these letters of credit were drawn under the Company’s $1.0 billion revolving credit facility. At June 30, 2013, cash and cash equivalents of $99 million was pledged as collateral and recorded as “Restricted cash and cash equivalents” on the Consolidated Balance Sheets. The Company may withdraw this collateral during any month.

5	Income taxes

	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2013	2012	2013	2012
Current income tax expense	$5	$—	$14	$4
Deferred income tax expense	87	48	150	94

Income tax expense	$92	$48	$164	$98

The effective income tax rate for the three and six months ended June 30, 2013 was 27% and 26%, respectively, (three and six months ended June 30, 2012 – 31.8% and 28.6% respectively), and the changes in tax rates are primarily due to a benefit recognized for the U.S. federal track maintenance credit of $6 million for 2012 enacted in the first three months of 2013.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

6	Earnings per share

At June 30, 2013, the number of shares outstanding was 175.0 million (June 30, 2012 – 171.3 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended June 30		For the six months ended June 30
(in millions)	2013	2012	2013	2012
Weighted-average shares outstanding	174.9	171.1	174.6	170.8
Dilutive effect of stock options	1.4	1.3	1.5	1.4

Weighted-average diluted shares outstanding	176.3	172.4	176.1	172.2

For the three and six months ended June 30, 2013, there were 5,867 options and 55,375 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and six months ended June 30, 2012 – 388,067 and 313,000, respectively).

7	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,626 million and a carrying value of $4,864 million at June 30, 2013. At December 31, 2012, long-term debt had a fair value of $5,688 million and a carrying value of $4,690 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

7	Financial instruments, continued

quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally the Company may enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and six months ended June 30, 2013 was an unrealized foreign exchange loss of $110 million and $177 million, respectively (three and six months ended June 30, 2012 – unrealized foreign exchange loss of $66 million and $6 million, respectively). There was no ineffectiveness during the three and six months ended June 30, 2013, and comparative periods.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At June 30, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2012. At June 30, 2012, the Company had FX forward contracts to fix the exchange rate on US$50 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three and six months ended June 30, 2013, an unrealized foreign exchange gain of $10 million and $15 million, respectively (three months and six months ended June 30, 2012 – unrealized gain of $5 million and $1 million, respectively) was recorded in “Other income and charges” in relation to these derivatives. These gains recorded in “Other income and charges” were largely offset by the unrealized losses on the underlying debt which the derivatives were designated to hedge.

At June 30, 2013, the unrealized gain derived from these FX forwards was $23 million of which $5 million was included in “Other current assets” and $18 million in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized gain of $17 million in “Retained earnings”. At December 31, 2012, the unrealized gain derived from these FX forwards was $8 million which was included in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized gain of $2 million in “Retained earnings”.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

7	Financial instruments, continued

At June 30, 2013, the Company expected that, during the next twelve months, unrealized pre-tax losses of $2 million would be reclassified to “Other income and charges”.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in local and world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk may not be completely recovered from shippers due to timing and volatility in the market. In the past, to address the residual portion of CP’s fuel costs not mitigated by its fuel recovery programs, CP had a systematic hedge program. As a result of improving coverage from its fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013.

Energy futures

During the first quarter ended March 31, 2013, the Company settled its remaining diesel futures contracts, accounted for as cash flow hedges, to purchase 20 million U.S. gallons during the period January to December 2013 for a realized gain and proceeds of $2 million. In the three and six months ended June 30, 2013, a reduction to “Fuel” expense was recorded totalling a negligible amount and $1 million, respectively, as a result of the recognition in income of this previously realized gain. At June 30, 2013, the remaining realized gain of $1 million was reflected in “Accumulated other comprehensive loss” to be amortized to “Fuel” expense in 2013 as the related diesel is purchased. During the three months ended June 30, 2012, the impact of settled swaps increased “Fuel” expense by $1 million. During the six months ended June 30, 2012, these swaps had a negligible impact to “Fuel” expense.

At June 30, 2013, the Company had no remaining diesel futures contracts. At December 31, 2012, the unrealized loss on these contracts was negligible.

8	Stock-based compensation

At June 30, 2013, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense of $10 million for the three months ended June 30, 2013 and an expense of $43 million for the six months ended June 30, 2013 (three and six months ended June 30, 2012 expense of $3 million and expense of $26 million, respectively).

Regular options

In the six months ended June 30, 2013, under CP’s stock option plans, the Company issued 488,340 regular options at the weighted-average price of $118.35 per share, based on the closing price on the grant date.

Pursuant to the employee plans, these regular options vest between 12 and 48 months after the grant date, and will expire after 10 years.

14

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

8	Stock-based compensation, continued

Under the fair value method, the fair value at the grant date of the regular options issued in the six months ended June 30, 2013 was $16 million, with a weighted-average fair value of $32.73 per option. The weighted-average fair value assumptions were approximately:

For the six months ended June 30, 2013
Grant price	$118.35
Expected option life (years)(1)	6.25
Risk-free interest rate(2)	1.55%
Expected stock price volatility(3)	30%
Expected annual dividends per share(4)	$1.40
Expected forfeiture rate(5)	1.35%

(1)

Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the six months ended June 30, 2013, the Company issued 186,978 PSUs with a grant date fair value of $21 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares, at the discretion of the Chief Executive Officer, approximately three years after the grant date, contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the six months ended June 30, 2013, the Company granted 67,151 DSUs with a grant date fair value of $8 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

Restricted share unit (“RSU”) plan

In the six months ended June 30, 2013, $9 million in RSUs were paid out.

15

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

9	Pensions and other benefits

In the three and six months ended June 30, 2013, the Company made contributions of $22 million and $52 million, respectively (three and six months ended June 30, 2012 – $33 million and $50 million, respectively) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and six months ended June 30, 2013 and 2012, included the following components:

	For the three months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012

Current service cost (benefits earned by employees in the period)	$33	$33	$4	$5
Interest cost on benefit obligation	111	113	6	6
Expected return on fund assets	(187)	(188)	—	—
Recognized net actuarial loss	68	52	2	2
Amortization of prior service costs	(17)	—	—	—

Net periodic benefit cost	$8	$10	$12	$13

	For the six months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012

Current service cost (benefits earned by employees in the period)	$68	$66	$8	$10
Interest cost on benefit obligation	223	226	11	12
Expected return on fund assets	(373)	(376)	—	—
Recognized net actuarial loss	134	104	3	3
Amortization of prior service costs	(23)	—	—	—

Net periodic benefit cost	$29	$20	$22	$25

CP reached agreements with all of the unions which it had been bargaining with in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service, including a cap on some non-union employees’ pensions. Under the amendments, the plan participant will continue to earn additional pensionable years of service as normal but with a limit of the cap for each year earned. Plan amendments resulting from collective bargaining are accounted for in the periods the new agreements are ratified. The plan amendments resulting from the December 2012 arbitration award were contingent on Canadian Pacific making plan amendments for non-union employees, and consequently were accounted for in the period Canadian Pacific made such amendments. As a result of the plan amendments, the projected benefit obligation decreased by $135 million from December 31, 2012, with a corresponding increase to Other comprehensive income and resulting in a reduction of Accumulated other comprehensive loss through the amortization of prior service credits. The prior service credits are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years), and over the expected average remaining service life of non-union employees.

16

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

9	Pensions and other benefits, continued

At the date of the plan amendments, CP has assessed the significance of such amendments to the consolidated financial statements and has determined that a remeasurement of plan assets and obligations as of the date of the above plan amendments was not warranted.

10	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2013 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At June 30, 2013, the Company had committed to total future capital expenditures amounting to $536 million and operating expenditures relating to supplier purchase obligations, such as locomotive maintenance and overhaul agreements, as well as agreements to purchase other goods and services amounting to approximately $1.8 billion for the years 2013-2031.

Minimum payments under operating leases were estimated at $734 million in aggregate, with annual payments in each of the five years following 2013 of (in millions): 2014 – $117; 2015 – $100; 2016 – $81; 2017 – $63; and 2018 – $52.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and six months ended June 30, 2013 was $nil and $1 million, respectively (three and six months ended June 30, 2012 – $1 million and $1 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at June 30, 2013 was $92 million (December 31, 2012 – $89 million). Payments are expected to be made over 10 years to 2023.

During the three months ended March 31, 2013, CP provided an interest free loan pursuant to a court order in the amount of $20 million to a corporation owned by a court appointed trustee to facilitate the acquisition of a building. The building will be held in trust until the resolution of legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building. If CP is successful in these proceedings, title to the building will transfer to CP with an additional payment of $20 million; otherwise the loan will be repaid.

17

Summary of Rail Data

Second Quarter					Year-to-date
2013	2012	Fav/(Unfav)%		Financial (millions, except per share data)	2013	2012	Fav/(Unfav)%

				Revenues
$1,458	$1,332	$126	9	Freight revenue	$2,917	$2,672	$245	9
39	34	5	15	Other revenue	75	70	5	7

1,497	1,366	131	10	Total revenues	2,992	2,742	250	9

				Operating expenses
342	366	24	7	Compensation and benefits	744	757	13	2
246	242	(4)	(2)	Fuel	516	511	(5)	(1)
58	57	(1)	(2)	Materials	130	121	(9)	(7)
44	56	12	21	Equipment rents	90	106	16	15
141	135	(6)	(4)	Depreciation and amortization	282	262	(20)	(8)
246	271	25	9	Purchased services and other	448	472	24	5

1,077	1,127	50	4	Total operating expenses	2,210	2,229	19	1

420	239	181	76	Operating income	782	513	269	52

				Less:

8	19	11	58	Other income and charges	11	32	21	66
68	69	1	1	Net interest expense	138	138	—	—

344	151	193	128	Income before income tax expense	633	343	290	85

92	48	(44)	(92)	Income tax expense	164	98	(66)	(67)

$252	$103	$149	145	Net income	$469	$245	$224	91

71.9	82.5	10.6	1,060 bps	Operating ratio (%)	73.9	81.3	7.4	740 bps

$1.44	$0.60	$0.84	140	Basic earnings per share	$2.68	$1.43	$1.25	87

$1.43	$0.60	$0.83	138	Diluted earnings per share	$2.66	$1.42	$1.24	87

				Shares Outstanding

174.9	171.1	3.8	2	Weighted average number of shares outstanding (millions)	174.6	170.8	3.8	2

176.3	172.4	3.9	2	Weighted average number of diluted shares outstanding (millions)	176.1	172.2	3.9	2

				Foreign Exchange

0.98	0.99	0.01	1	Average foreign exchange rate (US$/Canadian$)	0.99	0.99	—	—

1.02	1.01	0.01	1	Average foreign exchange rate (Canadian$/US$)	1.01	1.01	—	—

18

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2013	2012	Fav/(Unfav)%			2013	2012	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$282	$233	$49	21	- Grain	$596	$521	$75	14
144	148	(4)	(3)	- Coal	293	285	8	3
163	150	13	9	- Fertilizers and sulphur	315	276	39	14
379	306	73	24	- Industrial and consumer products	751	604	147	24
106	116	(10)	(9)	- Automotive	203	221	(18)	(8)
53	48	5	10	- Forest products	106	98	8	8
331	331	—	—	- Intermodal	653	667	(14)	(2)

$1,458	$1,332	$126	9	Total Freight Revenues	$2,917	$2,672	$245	9

				Millions of Revenue Ton-Miles (RTM)
7,683	6,712	971	14	- Grain	16,113	15,312	801	5
5,316	5,329	(13)	—	- Coal	10,956	10,534	422	4
5,606	5,617	(11)	—	- Fertilizers and sulphur	10,558	9,659	899	9
9,414	7,020	2,394	34	- Industrial and consumer products	18,950	14,056	4,894	35
629	658	(29)	(4)	- Automotive	1,233	1,317	(84)	(6)
1,267	1,169	98	8	- Forest products	2,490	2,384	106	4
6,076	6,054	22	—	- Intermodal	11,854	12,108	(254)	(2)

35,991	32,559	3,432	11	Total RTMs	72,154	65,370	6,784	10

				Freight Revenue per RTM (cents)
3.67	3.47	0.20	6	- Grain	3.70	3.40	0.30	9
2.70	2.78	(0.08)	(3)	- Coal	2.67	2.71	(0.04)	(1)
2.91	2.67	0.24	9	- Fertilizers and sulphur	2.98	2.86	0.12	4
4.03	4.36	(0.33)	(8)	- Industrial and consumer products	3.97	4.30	(0.33)	(8)
16.87	17.63	(0.76)	(4)	- Automotive	16.46	16.78	(0.32)	(2)
4.20	4.11	0.09	2	- Forest products	4.26	4.11	0.15	4
5.44	5.47	(0.03)	(1)	- Intermodal	5.51	5.51	—	—

4.05	4.09	(0.04)	(1)	Total Freight Revenue per RTM	4.04	4.09	(0.05)	(1)

				Carloads (thousands)
103	91	12	13	- Grain	211	201	10	5
75	82	(7)	(9)	- Coal	156	160	(4)	(3)
54	54	—	—	- Fertilizers and sulphur	103	96	7	7
130	113	17	15	- Industrial and consumer products	257	228	29	13
38	42	(4)	(10)	- Automotive	73	84	(11)	(13)
18	16	2	13	- Forest products	36	34	2	6
250	248	2	1	- Intermodal	491	499	(8)	(2)

668	646	22	3	Total Carloads	1,327	1,302	25	2

				Freight Revenue per Carload
$2,733	$2,560	$173	7	- Grain	$2,821	$2,592	$229	9
1,921	1,805	116	6	- Coal	1,878	1,781	97	5
3,020	2,778	242	9	- Fertilizers and sulphur	3,043	2,875	168	6
2,923	2,708	215	8	- Industrial and consumer products	2,923	2,649	274	10
2,759	2,762	(3)	—	- Automotive	2,781	2,631	150	6
2,998	3,000	(2)	—	- Forest products	2,944	2,882	62	2
1,323	1,335	(12)	(1)	- Intermodal	1,331	1,337	(6)	—

$2,183	$2,062	$121	6	Total Freight Revenue per Carload	$2,198	$2,052	$146	7

19

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2013	2012(1)	Fav/(Unfav)%			2013	2012(1)	Fav/(Unfav)%

				Operations Performance

67,232	60,926	6,306	10	Freight gross ton-miles (millions)	134,910	123,614	11,296	9
9,645	9,681	36	—	Train miles (thousands)	19,639	20,023	384	2
7,471	6,690	781	12	Average train weight - excluding local traffic (tons)	7,337	6,550	787	12
6,444	5,955	489	8	Average train length - excluding local traffic (feet)(2)	6,369	5,853	516	9
24.1	23.7	0.4	2	Average train speed - AAR definition (mph)	24.2	24.5	(0.3)	(1)
16.1	18.0	1.9	11	Average terminal dwell - AAR definition (hours)	15.7	17.7	2.0	11
222.2	194.2	28.0	14	Car miles per car day	222.1	201.2	20.9	10

218.0	164.7	53.3	32	Locomotive productivity (daily average GTMs/active HP)	211.5	169.7	41.8	25

1.05	1.14	0.09	8	Fuel efficiency(3)	1.09	1.19	0.10	8
69.8	68.8	(1.0)	(1)	U.S. gallons of locomotive fuel consumed (millions)(4)	145.6	145.4	(0.2)	—
3.45	3.49	0.04	1	Average fuel price (U.S. dollars per U.S. gallon)	3.50	3.49	(0.01)	—

15,471	17,327	1,856	11	Total employees (average)(5)(6)	15,196	16,999	1,803	11
15,355	17,998	2,643	15	Total employees (end of period)(5)	15,355	17,998	2,643	15
16,053	19,505	3,452	18	Workforce (end of period)(7)	16,053	19,505	3,452	18

				Safety

1.35	1.31	(0.04)	(3)	FRA personal injuries per 200,000 employee-hours	1.51	1.24	(0.27)	(22)
1.78	1.43	(0.35)	(24)	FRA train accidents per million train-miles	1.91	1.51	(0.40)	(26)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)

Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

(3)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(5)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(6)	2012 average number of employees has been adjusted for the strike.
(7)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

20

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the three and six months ended June 30, 2013 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

July 24, 2013

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the second quarter and year to date of 2013 are against the results for the second quarter and year to date of 2012.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 14,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Canadian Pacific is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan while aggressively targeting a mid-60s operating ratio for 2016. This plan is centered on five key foundations, which are the Company’s performance drivers.

Provide Service: Providing efficient and consistent transportation solutions for our customers. “Doing what we say we are going to do” is what drives CP by providing a reliable product with a lower cost operating model. Centralized planning aligned with local execution is bringing the Company closer to the customer and accelerating decision-making.

Control Costs: Controlling and removing unnecessary costs from the organization, eliminating bureaucracy and continuing to identify productivity enhancements are the keys to success.

Optimize Assets: Through longer sidings, improved asset utilization, and increased train lengths, the Company will move increased volumes with fewer locomotives and cars while unlocking capacity for future growth potential.

Operate Safely: Each year, CP safely moves millions of carloads of freight across North America while ensuring the safety of our people and the communities through which we operate. Safety is never to be compromised.

Continuous research and development in state-of-the-art safety technology and highly focused employees ensure our trains are built for safe, efficient operations across our network.

Develop People: CP recognizes that none of the other foundations can be achieved without its people. Every CP employee is a railroader and the Company is shaping a new culture focused on a passion for service with integrity in everything it does. Coaching and mentoring managers into becoming leaders will help drive CP forward.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to statements concerning our defined benefit pension expectations for 2013 to 2016, our financial expectations for 2013 and 2016, as well as statements concerning our operations, anticipated financial performance, business prospects and strategies, as well as statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

Financial Assumptions

Defined benefit pension expectations for 2013 to 2016

Defined benefit pension contributions are currently estimated to be between $100 million and $125 million in each year to 2016. These contribution levels reflect the Company’s intentions with respect to the rate at which we apply the voluntary prepayments to reduce contribution requirements. Defined benefit pension expense for 2013 and 2014 is expected to be in the range of $50 million to $60 million per year, increasing to be in the range of $90 million to $110 million in 2015 and 2016. These pension contributions and pension expense estimates assume normal equity market returns and modest increases in bond yields over this period. In addition, there are a number of other economic and demographic assumptions on which these estimates are based. Adverse experience with respect to equity returns, bond yields or other factors may put upward pressure on pension expense and contributions in later

Canadian Pacific • 2013 MD&A • Q2

years. We continue to monitor these factors. Pensions are discussed further in Section 21, Critical Accounting Estimates.

Financial expectations for 2013

The Company expects revenue growth to be in the high single digits; operating ratio to be in the low 70’s; and diluted earnings per share (“EPS”) growth to be in excess of 40% from 2012 annual diluted EPS, excluding significant items, discussed further in Section 14, Non-GAAP Measures, of $4.34. CP plans to spend up to $1.2 billion on capital programs in 2013, discussed further in Section 13, Liquidity and Capital Resources. This amount reflects an increase of $75 million to $100 million, which was announced on May 7, 2013 to accelerate the timing of certain capital projects originally targeted for future years. Key assumptions for full year 2013 financial expectations include:

•	an average fuel cost per gallon of $3.45 U.S. per U.S. gallon;

•	Canadian and U.S. dollar exchange rate at par; and

•	an income tax rate in the range of 25% to 27%, discussed further in Section 10, Other Income Statement Items.

Financial expectations for 2016

CP is aiming for a full-year operating ratio in the mid-60s, cash flow before dividends of $900 million to $1,400 million for 2016, discussed further in Section 14, Non-GAAP Measures, and compound annual revenue growth of 4%-7% off the 2012 base. CP is also planning on annual capital spending in the range of $1.0 billion to $1.1 billion over this period. Key assumptions to reaching these goals include:

•	an average fuel cost per gallon of $3.45 U.S. per U.S. gallon;

•	Canadian and U.S dollar exchange rate at par;

•	an income tax rate in the range of 25% to 27%;

•	CP becoming fully cash taxable during the four year period; and

•	the defined benefit pension expectations outlined above.

Undue reliance should not be placed on these assumptions and other forward-looking information.

4. ADDITIONAL INFORMATION

Additional information, including our Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

Canadian Pacific • 2013 MD&A • Q2

5. FINANCIAL HIGHLIGHTS

	For the three months		For the six months
	ended June 30		ended June 30
(in millions, except percentages and per-share data)	2013	2012	2013	2012
Revenues	$1,497	$1,366	$2,992	$2,742
Operating income	420	239	782	513
Net income	252	103	469	245

Basic earnings per share (“EPS”)	1.44	0.60	2.68	1.43
Diluted earnings per share	1.43	0.60	2.66	1.42
Dividends declared per share	0.3500	0.3500	0.7000	0.6500

Return on capital employed (“ROCE”)(1)	8.7%	8.4%	8.7%	8.4%
Adjusted ROCE(2)(3)	10.9%	9.0%	10.9%	9.0%
Operating ratio	71.9%	82.5%	73.9%	81.3%
Free cash(3)(4)	178	1	171	(39)

Total assets at June 30	15,519	14,406	15,519	14,406
Total long-term financial liabilities at June 30(5)	4,800	4,857	4,799	4,857

(1)

ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling twelve month basis), divided by the average for the year of total assets, less current liabilities excluding current portion of long-term debt, as measured under GAAP, and is discussed further in Section 14, Non-GAAP Measures.

(2)

Adjusted ROCE is defined as EBIT excluding significant items (on a rolling twelve month basis) divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP. Adjusted ROCE and EBIT excluding significant items are discussed further in Section 14, Non-GAAP Measures.

(3)

This measure has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures, presented by other companies. This measure is discussed in Section 14, Non-GAAP Measures.

(4)	A reconciliation of free cash to GAAP cash position is provided in Section 13, Liquidity and Capital Resources.
(5)	Excludes deferred income taxes: $2,403 million and $2,017 million; and other non-financial deferred liabilities of $1,333 million and $1,441 million at June 30, 2013 and 2012 respectively.

6. OPERATING RESULTS

Income

Operating income in the second quarter of 2013 was $420 million, an increase of $181 million, or 76%, from $239 million in the same period of 2012.

Operating income increased primarily due to:

•	efficiency savings derived from improved operating performance and asset utilization;

•	the net impact of the strike in the second quarter of 2012, discussed in Section 2, Strategy in our 2012 Annual MD&A;

•	increased volumes of traffic, as measured by revenue ton-miles (“RTMs”), generating higher freight revenue;

•	management transition costs in 2012, discussed further in Section 14, Non-GAAP Measures;

•	higher freight rates; and

•	higher fuel surcharge revenues due to an increase in traffic volumes with full margin coverage.

This increase in Operating income was partially offset by:

•

the impact of the extensive network outages, including more than 40 washouts over a four-day period of historic flooding in Calgary and Southern Alberta and the derailment in Wanup, Ontario on June 2, 2013;

•	higher volume variable expenses;

•	higher incentive and stock-based compensation expenses;

•	wage and benefits inflation; and

•	higher depreciation and amortization expenses.

Operating income in the first six months of 2013 was $782 million, an increase of $269 million, or 52% from $513 million in the same period of 2012.

Operating income increased primarily due to:

•	efficiency savings derived from improved operating performance and asset utilization;

Canadian Pacific • 2013 MD&A • Q2

•	increased volumes of traffic, as measured by RTMs, generating higher freight revenue;

•	the net impact of the strike in the second quarter of 2012;

•	management transition costs in 2012;

•	higher fuel surcharge revenues due to an increase in traffic volumes with full margin coverage;

•	higher freight rates; and

•	a settlement of litigation in 2013 related to management transition.

This increase in Operating income was partially offset by:

•	higher volume variable expenses;

•	higher incentive and stock-based compensation expenses;

•	the impact of the extensive network outages;

•	wage and benefits inflation;

•	higher depreciation and amortization expenses;

•	the 2012 receipt of a business interruption insurance recovery; and

•	higher pension expense.

Net income was $252 million in the second quarter of 2013, an increase of $149 million, or 145%, from $103 million in the same period of 2012.

Net income increased primarily due to higher Operating income and lower Other income and charges, partially offset by higher income tax expense due to the impact of higher earnings.

Net income was $469 million for the first six months of 2013, an increase of $224 million, or 91%, from $245 million in the same period of 2012.

Net income increased primarily due to higher Operating income and lower Other income and charges, partially offset by higher income tax expense due to the impact of higher earnings and the province of Ontario’s corporate income tax rate change.

Diluted Earnings per Share

Diluted earnings per share (“EPS”) was $1.43 in the second quarter of 2013, an increase of $0.83, or 138%, from $0.60 in the same period of 2012. Diluted EPS for the first six months of 2013 was $2.66, an increase of $1.24, or 87%, from $1.42 in the same period of 2012. These increases were primarily due to higher net income.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as total operating expenses divided by total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 71.9% in the second quarter of 2013, compared with 82.5% in the same period of 2012. The operating ratio was 73.9% for the six months ended June 30, 2013, compared with 81.3% in the same period of 2012. These improvements were primarily due to improved operational performance driving efficiencies and higher traffic volumes, as measured by RTMs, discussed further in Section 8, Lines of Business, the net impact of the strike in 2012 and management transition costs in 2012.

Return on Capital Employed

The calculation of ROCE utilizes EBIT on a rolling twelve month basis. ROCE was 8.7% at June 30, 2013, compared with 8.4% in the same period of 2012. This increase was primarily due to an increase in EBIT, partially offset by an increase in Total assets. EBIT was negatively impacted by labour restructuring, asset impairment charges, advisory costs due to shareholder matters, and management transition costs in 2012.

Excluding these significant items from EBIT, Adjusted ROCE was 10.9% at June 30, 2013, compared with 9.0% at June 30, 2012. This increase was primarily due to an increase in Adjusted EBIT, discussed further in Section 14, Non-GAAP Measures. ROCE, Adjusted ROCE and significant items are discussed further in Section 14, Non-GAAP Measures.

Canadian Pacific • 2013 MD&A • Q2

Calculation of Adjusted ROCE

(in millions)	2013	2012
EBIT for the twelve months ended June 30(1)(2)	$1,202	$1,084

Adjusted EBIT for the twelve months ended June 30(1)(2)	$1,511	$1,159

Average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt	$13,869	$12,935

ROCE(1)(2)	8.7%	8.4%

Adjusted ROCE(1)(2)(3)	10.9%	9.0%

(1)

EBIT, Adjusted EBIT, ROCE and Adjusted ROCE have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures are discussed further in Section 14, Non-GAAP Measures, which also includes a reconciliation of Operating income for the twelve months ended June 30, 2013 and 2012 to EBIT and Adjusted EBIT.

(2)	The amount is calculated on a twelve month rolling basis.
(3)

Adjusted ROCE is defined as Adjusted EBIT (on a rolling twelve month basis) divided by the average for the year of Total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange (“FX”) affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.

Canadian to U.S. dollar

Average exchange rates	2013	2012
For the three months ended - June 30	$1.02	$1.01
For the six months ended - June 30	$1.01	$1.01

Canadian to U.S. dollar

Exchange rates	2013	2012
Beginning of year - January 1	$0.99	$1.02
Beginning of quarter - April 1	$1.02	$1.00
End of quarter - June 30	$1.05	$1.02

Average Fuel Price

(U.S. dollars per U.S. gallon)	2013	2012
For the three months ended - June 30	$3.45	$3.49
For the six months ended - June 30	$3.50	$3.49

Canadian Pacific • 2013 MD&A • Q2

7. PERFORMANCE INDICATORS

	For the three months			For the six months
	ended June 30			ended June 30
	2013	2012 (1)	% Change	2013	2012 (1)	% Change
Operations performance
Freight gross ton-miles (“GTMs”) (millions)	67,232	60,926	10	134,910	123,614	9
Train miles (thousands)	9,645	9,681	—	19,639	20,023	(2)
Average train weight - excluding local traffic (tons)	7,471	6,690	12	7,337	6,550	12
Average train length - excluding local traffic (feet)(2)	6,444	5,955	8	6,369	5,853	9
Average train speed – AAR definition (mph)	24.1	23.7	2	24.2	24.5	(1)
Average terminal dwell – AAR definition (hours)	16.1	18.0	(11)	15.7	17.7	(11)
Car miles per car day	222.2	194.2	14	222.1	201.2	10
Locomotive productivity (daily average GTMs/active horse power (“HP”))	218.0	164.7	32	211.5	169.7	25
Fuel efficiency(3)	1.05	1.14	(8)	1.09	1.19	(8)
Total employees (average)(4)(5)	15,471	17,327	(11)	15,196	16,999	(11)
Workforce (end of period)(6)	16,053	19,505	(18)	16,053	19,505	(18)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.35	1.31	3	1.51	1.24	22
FRA train accidents per million train-miles	1.78	1.43	24	1.91	1.51	26

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)

Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

(3)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(4)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(5)	2012 average number of employees has been adjusted for the strike.
(6)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.

Operations Performance

GTMs for the second quarter of 2013 were 67,232 million, an increase of 10%, compared with 60,926 million in the same period of 2012. GTMs for the first six months of 2013 increased by 9% compared to the same period of 2012. These increases were primarily due to higher traffic volumes in Grain and Industrial and Consumer products and the impact of volumes lost during the strike in the second quarter 2012.

Train miles were essentially unchanged in the second quarter of 2013, compared with the same period of 2012, with increased workload offset by increases in both train weights and lengths. Train miles decreased by 2% for the first six months of 2013, compared to the same period of 2012. This improvement was due to higher workload offset by the Company’s successful execution of the operating plan.

Average train weight for the second quarter of 2013 was 7,471 tons, an increase of 781 tons, or 12%, compared with 6,690 tons in the same period of 2012. Average train weights for the first six months of 2013 reflect an increase of 787 tons, or 12%, compared with the same period in 2012.

Average train length for the second quarter of 2013 was 6,444 feet, an increase of 489 feet, or 8%, compared with 5,955 feet in the same period of 2012. Average train length for the first six months of 2013 was 6,369 feet, an increase of 9% compared with the same period of 2012.

Average train weight and average length benefited from increased workload and the successful execution of our operating plan. Improvements to average train weight and train length were further enabled by the siding extension strategy, which allowed for the operation of longer and heavier trains.

Canadian Pacific • 2013 MD&A • Q2

Average train speed increased by 2% in the second quarter compared with the same period of 2012. This increase was primarily due to ongoing infrastructure capacity investments and the successful execution of the Company’s operating plan.

Average train speed decreased by 1% in the first six months of 2013 compared with the same period of 2012. This decrease was primarily due to a relative increase in bulk franchise workload, which moves at a slower average speed than merchandise and intermodal traffic.

Average terminal dwell, the average time a freight car resides in a terminal, decreased by 11% in each of the second quarter and first six months of 2013, compared with the same periods of 2012. These decreases were primarily due to our maintained focus on yard productivity, terminal redesign and the successful execution of the Company’s operating plan.

Car miles per car day were 222.2 in the second quarter of 2013, an increase of 14% compared to 194.2 in the same period of 2012 and increased by 10% in the first six months of 2013, compared to the same period of 2012. These increases were primarily due to the successful execution of the Company’s operating plan, terminal dwell improvements and a reduction in active cars on-line.

Locomotive productivity, which is daily average GTMs per active HP, for the second quarter of 2013 was 218.0, an increase of 32% compared to the same period of 2012. Locomotive productivity for the first six months of 2013 was 211.5, an improvement of 25%, compared with the same period of 2012. These improvements were primarily the result of increased asset velocity due to more efficient operations, improved fleet reliability and the successful execution of the Company’s operating plan.

Fuel efficiency in the second quarter and the first six months of 2013 improved by 8% compared to the same periods of 2012. These improvements were primarily due to the advancement of the Company’s fuel conservation strategies, including replacement of older units with new more fuel efficient locomotives, the successful execution of the Company’s operating plan, and the inefficiencies of the strike in 2012 including the impact of winding down and subsequent resumption of train operations.

The average number of total employees in the second quarter of 2013 decreased by 1,856, or 11%, from 17,327 compared with the same period in 2012. The average number of total employees in the first six months of 2013 decreased by 1,803, or 11% compared with the same period in 2012. These decreases were primarily due to job reductions as a result of continuing strong operational performance. The 2012 average number of employees has been adjusted for the strike.

The workforce at the end of the second quarter of 2013 decreased by 3,452, or 18%, compared with the end of the same period of 2012. This decrease was primarily due to job reductions as a result of continuing strong operational performance and fewer contractors. At Canadian Pacific’s Investor Conference in New York on December 4-5, 2012, the Company outlined plans to reduce approximately 4,500 employee and/or contractor positions, from June 30, 2012 to 2016, through job reductions, natural attrition and reducing the number of contractors, which the Company may possibly exceed.

Safety Indicators

Safety is a key priority for our management, employees and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.35 for the second quarter of 2013, compared with 1.31 in the same period of 2012. This rate was 1.51 for the first six months of 2013, compared with 1.24 for the same period of 2012.

The FRA train accident rate for CP for the second quarter of 2013 was 1.78 accidents per million train-miles, compared with 1.43 in the same period of 2012. This rate was 1.91 for the first six months of 2013, compared with 1.51 for the same period of 2012.

Canadian Pacific • 2013 MD&A • Q2

8. LINES OF BUSINESS

Revenues

	For the three months ended June 30			For the six months ended June 30
(in millions)	2013	2012	% Change	2013	2012	% Change
Freight revenues
Grain	$282	$233	21	$596	$521	14
Coal	144	148	(3)	293	285	3
Fertilizers and sulphur	163	150	9	315	276	14
Industrial and consumer products	379	306	24	751	604	24
Automotive	106	116	(9)	203	221	(8)
Forest products	53	48	10	106	98	8
Intermodal	331	331	—	653	667	(2)

Total freight revenues	1,458	1,332	9	2,917	2,672	9
Other revenue	39	34	15	75	70	7

Total revenues	$1,497	$1,366	10	$2,992	$2,742	9

Our revenues are primarily derived from transporting freight. Other revenues are generated primarily from the leasing of certain assets, switching fees, contracts with passenger service operators, and logistical services.

Freight Revenues

Freight revenues are earned from transporting bulk commodities, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,458 million in the second quarter of 2013, an increase of $126 million, or 9%, from $1,332 million in the same period of 2012.

This increase was primarily due to:

•	the impact of the strike in 2012 on Canadian shipments;

•	higher shipments of Industrial and consumer products, Grain, and Forest products;

•	higher freight rates; and

•	higher fuel surcharge revenues due to an increase in traffic volumes with full margin coverage.

This increase was partially offset by the impact of the extensive network outages and lower traffic volumes for Automotive and Coal.

Freight revenues were $2,917 million in the first six months of 2013, an increase of $245 million, or 9%, from $2,672 million in the same period of 2012.

This increase was primarily due to:

•	higher shipments of Industrial and consumer products, Grain, Fertilizers and sulphur and Forest products;

•	the impact of the strike in 2012 on Canadian shipments;

•	higher fuel surcharge revenues due to an increase in traffic volumes with full margin coverage; and

•	higher freight rates.

This increase was partially offset by the impact of the extensive network outages and lower traffic volumes for Automotive, Intermodal and Coal.

Fuel Cost Recovery Programs

The short-term volatility in fuel prices may adversely or positively impact expenses and revenues. CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices.

Grain

Grain revenue was $282 million in the second quarter of 2013, an increase of $49 million, or 21%, from $233 million in the same period of 2012.

This increase was primarily due to:

Canadian Pacific • 2013 MD&A • Q2

•	higher Canadian grain shipments to the west coast due to stronger demand;

•	higher U.S. originating grain volumes to the U.S. Midwest due to increased U.S. crop production in CP’s draw territory;

•	increased freight rates for Canadian grain; and

•	the impact of the strike in 2012 on Canadian grain shipments.

Grain revenue was $596 million for the first six months of 2013, an increase of $75 million, or 14%, from $521 million in the same period of 2012.

This increase was primarily due to:

•	higher U.S. originating grain volumes to the U.S. Midwest due to increased U.S. crop production in CP’s draw territory;

•	increased freight rates;

•	higher Canadian grain shipments to the west coast due to stronger demand; and

•	the impact of the strike in 2012 on Canadian grain shipments.

Coal

Coal revenue was $144 million in the second quarter of 2013, a decrease of $4 million, or 3%, from $148 million in the same period of 2012.

This decrease was primarily due to the impact of the extensive network outages and lower U.S. originating thermal coal shipments as a result of soft market conditions.

This decrease was partially offset by lower 2012 Canadian originating shipments of metallurgical coal due to the strike in 2012 and higher freight rates.

Coal revenue was $293 million for the first six months of 2013, an increase of $8 million, or 3%, from $285 million in the same period of 2012.

This increase was primarily due to the impact of the strike in 2012 on Canadian originating shipments of metallurgical coal. This increase was partially offset by the impact of the extensive network outages and lower U.S. originating thermal coal shipments as a result of soft market conditions.

Fertilizers and Sulphur

Fertilizers and sulphur revenue was $163 million in the second quarter of 2013, an increase of $13 million, or 9%, from $150 million in the same period of 2012. Revenues increased due to fuel surcharge revenues as a result of an increase in traffic volumes with full margin coverage and the impact of the strike in 2012 on Canadian originating shipments, partially offset by the impact of the extensive network outages and lower export potash shipments which are no longer contracted exclusively with CP as was the case in 2012.

Fertilizers and sulphur revenue was $315 million for the first six months of 2013, an increase of $39 million, or 14%, from $276 million in the same period of 2012.

This increase was due to higher fertilizers and sulphur shipments due to strong demand and the impact of the strike in 2012 on Canadian originating shipments, partially offset by the impact of the extensive network outages.

Industrial and Consumer Products

Industrial and consumer products revenue was $379 million in the second quarter of 2013, an increase of $73 million, or 24%, from $306 million in the same period of 2012.

This increase was primarily due to higher volumes as a result of strong market demand and growth in movement of energy related commodities and energy related inputs and the impact of the strike in 2012 on Canadian originating shipments.

Industrial and consumer products revenue was $751 million for the first six months of 2013, an increase of $147 million, or 24%, from $604 million in the same period of 2012.

This increase was primarily due to higher volumes as a result of strong market demand and growth in movement of energy related commodities and energy related inputs and the impact of the strike in 2012 on Canadian originating shipments.

Canadian Pacific • 2013 MD&A • Q2

Automotive

Automotive revenue was $106 million in the second quarter of 2013, a decrease of $10 million, or 9%, from $116 million in the same period of 2012.

This decrease was primarily due to lower volumes due to a customer shifting their product line to another facility and lower volumes due to the exit from select customer lanes.

This decrease was partially offset by higher freight rates and the impact of the strike in 2012 on Canadian originating shipments.

Automotive revenue was $203 million for the first six months of 2013, a decrease of $18 million, or 8%, from $221 million in the same period of 2012.

This decrease was primarily due to lower import volumes due to a customer shifting their product line to another facility and lower domestic volumes due to the exit from select customer lanes.

This decrease was partially offset by higher freight rates and the impact of the strike in 2012 on Canadian originating shipments.

Forest Products

Forest products revenue was $53 million in the second quarter of 2013, an increase of $5 million, or 10%, from $48 million in the same period of 2012. Forest products revenue was $106 million for the first six months of 2013, an increase of $8 million, or 8%, from $98 million in the same period of 2012.

These increases were primarily due to the impact of the strike in 2012 on Canadian originating shipments and higher lumber and panel shipments due to improving U.S. housing market conditions.

Intermodal

Intermodal revenue was $331 million in the second quarter of 2013, unchanged from $331 million in the same period of 2012. This was primarily due to the impact of the extensive network outages and the exit of certain customer contracts and select terminal closures, offset by the impact of the strike in 2012 on Canadian originating shipments.

Intermodal revenue was $653 million for the first six months of 2013, a decrease of $14 million, or 2%, from $667 million in the same period of 2012. This decrease was primarily due to the impact of the extensive network outages and the exit of certain customer contracts and select terminal closures, partially offset by the impact of the strike in 2012 on Canadian originating shipments and higher freight rates.

Other Revenues

Other revenues were $39 million in the second quarter of 2013, an increase of $5 million, or 15%, from $34 million in the same period of 2012. This increase was due to higher leasing, passenger and interline switching revenues.

Other revenues were $75 million for the first six months of 2013, an increase of $5 million, or 7%, from $70 million in the same period of 2012. This increase was primarily due to higher interline switching revenues.

Canadian Pacific • 2013 MD&A • Q2

Volumes

	For the three months ended June 30			For the six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Carloads (in thousands)
Grain	103	91	13	211	201	5
Coal	75	82	(9)	156	160	(3)
Fertilizers and sulphur	54	54	—	103	96	7
Industrial and consumer products	130	113	15	257	228	13
Automotive	38	42	(10)	73	84	(13)
Forest products	18	16	13	36	34	6
Intermodal	250	248	1	491	499	(2)

Total carloads	668	646	3	1,327	1,302	2

Revenue ton-miles (in millions)
Grain	7,683	6,712	14	16,113	15,312	5
Coal	5,316	5,329	—	10,956	10,534	4
Fertilizers and sulphur	5,606	5,617	—	10,558	9,659	9
Industrial and consumer products	9,414	7,020	34	18,950	14,056	35
Automotive	629	658	(4)	1,233	1,317	(6)
Forest products	1,267	1,169	8	2,490	2,384	4
Intermodal	6,076	6,054	—	11,854	12,108	(2)

Total revenue ton-miles	35,991	32,559	11	72,154	65,370	10

Volumes in the second quarter of 2013, as measured by total carloads, increased by approximately 22,000 units, or 3% compared to the same period of 2012.

This increase in carloads was primarily due to:

•	the impact of the strike in 2012 on Canadian originating shipments;

•	higher volumes as a result of strong market demand and growth in movement of energy related commodities and energy related inputs;

•	higher Canadian and U.S. originating shipments in Grain; and

•	higher domestic Intermodal shipments.

This increase in carloads was partially offset by lower shipments of:

•	Automotive;

•	U.S thermal coal; and

•	import and export Intermodal containers.

Volumes for the first six months of 2013, as measured by total carloads, increased by approximately 25,000 units, or 2% compared to the same period of 2012.

This increase in carloads was primarily due to:

•	the impact of the strike in 2012 on Canadian originating shipments;

•	higher volumes as a result of strong market demand and growth in movement of energy related commodities and energy related inputs;

•	higher Canadian and U.S. originating shipments in Grain;

•	higher Fertilizers and sulphur shipments; and

•	higher domestic Intermodal shipments.

This increase in carloads was partially offset by lower shipments of:

•	Automotive;

•	import and export Intermodal containers; and

•	U.S thermal coal.

Canadian Pacific • 2013 MD&A • Q2

Revenue ton miles (“RTMs”) in the second quarter of 2013 increased by 3,432 million, or 11%, compared to the same period of 2012.

This increase in RTMs was primarily due to:

•	higher volumes as a result of strong market demand and growth in movement of energy related commodities and energy related inputs;

•	higher Canadian and U.S. originating shipments in Grain;

•	higher Forest products shipments;

•	higher domestic Intermodal shipments; and

•	the impact of the strike in 2012 on Canadian originating shipments.

This increase in RTMs was partially offset by lower:

•	Automotive shipments;

•	import and export shipments in Intermodal; and

•	U.S. thermal coal shipments.

RTMs for the first six months of 2013 increased by 6,784 million, or 10%, compared to the same period of 2012.

This increase in RTMs was primarily due to:

•	increased shipments of energy related commodities which have above average RTMs compared to other traffic;

•	higher Fertilizer and sulphur shipments;

•	higher Canadian and U.S. originating shipments in Grain; and

•	the impact of the strike in 2012 on Canadian originating shipments.

This increase in RTMs was partially offset by lower import and export shipments in Intermodal and lower volumes of Automotive shipments.

Freight Revenue per Carload

	For the three months ended June 30			For the six months ended June 30
(dollars)	2013	2012	% Change	2013	2012	% Change
Freight revenue per carload
Grain	$2,733	$2,560	7	$2,821	$2,592	9
Coal	1,921	1,805	6	1,878	1,781	5
Fertilizers and sulphur	3,020	2,778	9	3,043	2,875	6
Industrial and consumer products	2,923	2,708	8	2,923	2,649	10
Automotive	2,759	2,762	—	2,781	2,631	6
Forest products	2,998	3,000	—	2,944	2,882	2
Intermodal	1,323	1,335	(1)	1,331	1,337	—

Total freight revenue per carload	$2,183	$2,062	6	$2,198	$2,052	7

Total freight revenue per carload in the second quarter and first six months of 2013 increased by 6% and 7% respectively, compared to the same period of 2012.

These increases were due to higher freight rates and higher volumes of traffic generating higher freight revenue per carload due to an increase in length of haul.

Canadian Pacific • 2013 MD&A • Q2

Freight Revenue per Revenue Ton-Mile

	For the three months ended June 30			For the six months ended June 30
(cents)	2013	2012	% Change	2013	2012	% Change
Freight revenue per revenue ton-mile
Grain	3.67	3.47	6	3.70	3.40	9
Coal	2.70	2.78	(3)	2.67	2.71	(1)
Fertilizers and sulphur	2.91	2.67	9	2.98	2.86	4
Industrial and consumer products	4.03	4.36	(8)	3.97	4.30	(8)
Automotive	16.87	17.63	(4)	16.46	16.78	(2)
Forest products	4.20	4.11	2	4.26	4.11	4
Intermodal	5.44	5.47	(1)	5.51	5.51	—

Total freight revenue per revenue ton-mile	4.05	4.09	(1)	4.04	4.09	(1)

Freight revenue per RTM in the second quarter and first six months of 2013 was 1% lower compared to the same periods of 2012. These decreases were primarily due to longer haul traffic, higher average tons per car and growth in private car shipments which generate lower revenue per RTM, offset primarily by higher fuel surcharge revenues.

9. OPERATING EXPENSES

	For the three months ended June 30			For the six months ended June 30
(in millions)	2013	2012	% Change	2013	2012	% Change
Operating expenses
Compensation and benefits	$342	$366	(7)	$744	$757	(2)
Fuel	246	242	2	516	511	1
Materials	58	57	2	130	121	7
Equipment rents	44	56	(21)	90	106	(15)
Depreciation and amortization	141	135	4	282	262	8
Purchased services and other	246	271	(9)	448	472	(5)

Total operating expenses	$1,077	$1,127	(4)	$2,210	$2,229	(1)

Operating expenses was $1,077 million in the second quarter of 2013, a decrease of $50 million, or 4%, from $1,127 million in the same period of 2012.

This decrease was primarily due to:

•	efficiencies generated from improved operating performance and asset utilization;

•	management transition costs in 2012, reflected in Compensation and benefits and Purchased services and other;

•	contract termination costs associated with a locomotive warranty service agreement as part of our insourcing strategy in 2012; and

•	the receipt of an insurance recovery in the second quarter of 2013, related to flooding in 2011.

This decrease was partially offset by:

•	volume variable expense reduction in 2012 as a result of the strike in 2012;

•	higher volume variable expenses as a result of an increase in workload, as measured by GTMs;

•	higher incentive compensation resulting from improved corporate performance and higher stock-based compensation;

•	higher wage and benefit inflation;

•	the unfavourable impact in the change of FX;

•	increased casualty expense; and

•	higher depreciation and amortization expense resulting from higher depreciable assets from capital programs.

Canadian Pacific • 2013 MD&A • Q2

Operating expense was $2,210 million for the first six months of 2013, a decrease of $19 million, or 1%, from $2,229 million in the same period of 2012.

This decrease was primarily due to:

•	efficiencies generated from improved operating performance and asset utilization;

•	management transition costs in 2012, reflected in Compensation and benefits and Purchased services and other;

•	a settlement of litigation in 2013 related to management transition;

•	contract termination costs associated with a locomotive warranty service agreement as part of our insourcing strategy in 2012;

•	the receipt of an insurance recovery in the second quarter of 2013, related to flooding in 2011; and

•	higher land sales.

This decrease was partially offset by:

•	higher volume variable expenses as a result of an increase in workload as measured by GTMs;

•	higher incentive compensation resulting from improved corporate performance and higher stock-based compensation;

•	higher wage and benefit inflation;

•	volume variable expense reduction in 2012 as a result of the strike in 2012;

•	higher depreciation and amortization expense resulting from higher depreciable assets from capital programs and accelerated depreciation on IT assets;

•	the 2012 receipt of a business interruption insurance recovery related to flooding in southern Alberta and Saskatchewan in 2010;

•	higher pension expense; and

•	the unfavourable impact in the change of FX.

Compensation and Benefits

Compensation and benefits expense was $342 million in the second quarter of 2013, a decrease of $24 million, or 7%, from $366 million in the same period of 2012.

This decrease was primarily due to:

•	management transition costs of $20 million in 2012;

•	lower costs achieved through job reductions;

•	road and yard crew efficiencies as a result of continuing strong operational performance; and

•	a reduction in train crew training costs.

This decrease was partially offset by:

•	higher incentive compensation resulting from improved corporate performance and higher stock-based compensation;

•	wage and benefit inflation; and

•	crew and dispatching cost reduction as a result of the strike in 2012.

Compensation and benefits expense was $744 million for the first six months of 2013, a decrease of $13 million, or 2%, from $757 million in the same period of 2012.

This decrease was primarily due to:

•	road and yard crew efficiencies as a result of continuing strong operational performance;

•	lower costs achieved through job reductions;

•	a reduction in train crew training costs; and

•	management transition costs of $20 million in 2012.

This decrease was partially offset by:

•	higher incentive compensation resulting from improved corporate performance and higher stock-based compensation;

•	wage and benefit inflation;

•	crew and dispatching costs reduction as a result of the strike in 2012; and

•	higher pension expense.

Canadian Pacific • 2013 MD&A • Q2

Fuel

Fuel expense was $246 million in the second quarter of 2013, an increase of $4 million, or 2%, from $242 million in the same period of 2012, and was $516 million for the first six months of 2013, an increase of $5 million, or 1%, from $511 million in the same period of 2012.

These increases were primarily due to:

•	higher traffic volumes as measured by GTMs;

•	fuel costs saved as the result of the strike in 2012; and

•	the unfavourable impact of the change in FX.

These increases were partially offset by a favourable change in fuel efficiency, reflecting improved locomotive productivity, the storage and return of older less fuel efficient locomotives and a continued focus on the Company’s fuel conservation strategies.

Materials

Materials expense was $58 million in the second quarter of 2013, an increase of $1 million from $57 million in the same period of 2012. Materials expense was $130 million for the first six months of 2013, an increase of $9 million, or 7%, from $121 million in the same period of 2012.

These increases were primarily due to higher third party freight car repair material costs, the majority of which were recovered through third party billings recorded in Purchased services and other. These increases were partially offset by the timing of scrap credits.

Equipment Rents

Equipment rents expense was $44 million in the second quarter of 2013, a decrease of $12 million or, 21%, from $56 million in the same period of 2012. Equipment rents expense was $90 million for the first six months of 2013, a decrease of $16 million, or 15%, from $106 million in the same period of 2012.

These decreases were primarily due to operating efficiencies which have contributed to improved asset velocity. As a result, the Company has required fewer freight cars and locomotives.

Depreciation and Amortization

Depreciation and amortization expense was $141 million in the second quarter of 2013, an increase of $6 million, or 4%, from $135 million in the same period of 2012. This increase was primarily due to higher depreciable assets as a result of our capital program.

Depreciation and amortization expense was $282 million for the first six months of 2013, an increase of $20 million, or 8%, from $262 million in the same period of 2012. This increase was primarily due to higher depreciable assets as a result of our capital program and the acceleration of depreciation on certain legacy IT assets as we invest and renew our IT infrastructure.

Purchased Services and Other

	For the three months ended June 30			For the six months ended June 30
(in millions)	2013	2012	% Change	2013	2012	% Change
Purchased services and other
Support and facilities	$101	$107	(6)	$199	$206	3
Track and operations	53	51	4	98	94	4
Intermodal	39	37	5	78	74	5
Equipment	19	29	(34)	26	41	(37)
Casualty	33	26	27	46	43	7
Other	4	24	(83)	14	21	(33)
Land sales	(3)	(3)	—	(13)	(7)	86

Total purchased services and other	$246	$271	(9)	$448	$472	(5)

Purchased services and other expense was $246 million in the second quarter of 2013, a decrease of $25 million, or 9%, from $271 million in the same period of 2012.

This decrease was primarily due to:

Canadian Pacific • 2013 MD&A • Q2

•	management transition costs of $22 million in 2012, included in Other;

•	efficiencies generated from improved operating performance, asset utilization and insourcing;

•	contract termination costs associated with a locomotive warranty service agreement as part of our insourcing strategy in 2012, included in Equipment;

•	higher recoveries from third parties related to freight car repair costs, included in Equipment; and

•	the receipt of an insurance recovery in the second quarter of 2013, related to flooding in 2011, reported in Other.

This decrease was partially offset by higher:

•	casualty expense;

•	locomotive overhaul costs, included in Equipment;

•	intermodal expenses related to increased domestic volumes, reported in Intermodal; and

•	higher facilities and utility costs, reported in Support and facilities.

Purchased services and other expense was $448 million for the first six months of 2013, a decrease of $24 million, or 5%, from $472 million in the same period of 2012.

This decrease was primarily due to:

•	management transition costs of $22 million in 2012 and a settlement of litigation in 2013 related to management transition, included in Other;

•	efficiencies generated from improved operating performance, asset utilization and insourcing;

•	higher recoveries from third parties related to freight car repair costs, included in Equipment;

•	contract termination costs in 2012 associated with a locomotive warranty service agreement as part of our insourcing strategy, included in Equipment;

•	higher land sales; and

•	the receipt of an insurance recovery in the second quarter of 2013, related to flooding in 2011, reported in Other.

This decrease was partially offset by:

•	the 2012 receipt of a business interruption insurance recovery related to flooding in southern Alberta and Saskatchewan in 2010;

•	higher property and other taxes included in Support and facilities;

•	increased locomotive overhauls, included in Equipment;

•	higher facilities and utility costs, reported in Support and facilities; and

•	increased intermodal operation costs due to higher domestic volumes.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was an expense of $8 million in the second quarter of 2013, compared to an expense of $19 million in the same period of 2012. The decrease was due primarily to $13 million in advisory fees relating to shareholder matters in 2012.

Other income and charges was an expense of $11 million for the first six months of 2013, compared to $32 million in the same period of 2012. The decrease over the prior period is primarily due to $27 million in advisory fees relating to shareholder matters in 2012. This was partially offset by FX losses compared to FX gains in 2012.

Net Interest Expense

Net interest expense was $68 million in the second quarter and $138 million in the first six months of 2013, essentially unchanged from $69 million and $138 million in the same periods of 2012.

Income Taxes

Income tax expense was $92 million in the second quarter of 2013, an increase of $44 million, or 92%, from $48 million in the same period of 2012. This increase was primarily due to higher earnings in 2013. Income tax expense was $164 million for the first six months of 2013, an increase of $66 million, or 67%, from $98 million in the same period of 2012. This increase was primarily due to higher earnings in 2013, partially offset by the change in the province of Ontario’s corporate income tax rate in the second quarter of 2012.

The effective income tax rate for the second quarter and the first six months of 2013 was 27% and 26% respectively, compared with an effective tax rate of 31.8% and 28.6%, respectively, in the same period of 2012. The differences in the comparative tax rates are primarily due to the impact of the change in the province of Ontario’s corporate income

Canadian Pacific • 2013 MD&A • Q2

tax rate in 2012. As a result of this change, the Company recorded an income tax expense of $11 million in the second quarter of 2012, based on its deferred income tax balances as at December 31, 2011.

We expect an annual effective income tax rate in 2013 of between 25% and 27%, which is based on certain estimates and assumptions for the year, discussed further in Section 20, Business Risks.

11. QUARTERLY FINANCIAL DATA

For the quarter ended	2013		2012				2011
(in millions, except per share data)	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Total revenue	$1,497	$1,495	$1,502	$1,451	$1,366	$1,376	$1,408	$1,341
Operating income	420	362	60	376	239	274	303	324
Net income	252	217	15	224	103	142	221	187

Basic earnings per share	$1.44	$1.25	$0.08	$1.31	$0.60	$0.83	$1.31	$1.10
Diluted earnings per share	$1.43	$1.24	$0.08	$1.30	$0.60	$0.82	$1.30	$1.10

Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

12. CHANGES IN ACCOUNTING POLICY

2013 Accounting Change

Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB Accounting Standards Codification (“ASC”) Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for fiscal years, and interim periods within those years beginning after December 15, 2012. The disclosure requirements of this ASU for the three and six months ended June 30, 2013 are presented as a note in the Interim Consolidated Financial Statements.

13. LIQUIDITY AND CAPITAL RESOURCES

We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $520 million in the second quarter of 2013, an increase of $194 million from $326 million in the same period of 2012. Cash provided by operating activities was $787 million for the first six months of 2013, an increase of $260 million from $527 million in the same period of 2012. The increases in the second quarter and first six months of 2013 were primarily due to higher earnings. The increase in the first six months of 2013 was partially offset by the purchase of material as part of the Company’s insourcing strategy.

Canadian Pacific • 2013 MD&A • Q2

Investing Activities

Cash used in investing activities was $390 million in the second quarter of 2013, an increase of $115 million from $275 million in the same period of 2012. Cash used in investing activities was $602 million for the first six months of 2013, an increase of $138 million from $464 million in the same period of 2012.

The increases in the second quarter and first six months were largely due to an increase in Restricted cash and cash equivalents related to the securitization of letters of credit, discussed further in Section 20, Business Risks. The increase in the first six months was further impacted by proceeds of $33 million from the sale of long-term floating rate notes in 2012 and by a $20 million interest free loan made in 2013 pursuant to a court order to a corporation owned by a court appointed trustee. This amount will be held in trust until the resolution of legal proceedings with regard to CP’s entitlement to an exercised purchase option of a building. If successful in these proceedings, title to the building will transfer to CP with an additional payment of $20 million; otherwise the loan will be repaid. These increases in the first six months were partially offset by lower additions to properties in 2013.

Additions to properties (“capital programs”) in 2013 are currently expected to be up to $1.2 billion. Planned capital programs include approximately $860 million to preserve existing capacities through replacement or renewal of depleted assets, $280 million for network capacity expansions, business development projects and productivity initiatives, and $60 million to address capital regulated by governments, principally positive train control. The costs associated with the extensive network outages impact our capital programs; however, these costs are expected to be incurred within our current guidance of $1.2 billion.

Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions and other factors affecting our expectations for 2013 are discussed further in Section 20, Business Risks.

Financing Activities

Cash used in financing activities was $44 million in the second quarter of 2013, essentially unchanged from $47 million used in the same period of 2012.

Cash used in financing activities was $84 million for the first six months of 2013, an increase of $56 million from $28 million used in the same period of 2012. The increase in cash used in financing activities in the first six months of 2013 was largely due to higher proceeds in 2012 from the issuance of US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million.

The Company has available, as sources of financing, up to $700 million under its revolving credit facility and up to $186 million under its bilateral letter of credit facilities, discussed further in Section 20, Business Risks.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on our Consolidated Balance Sheets. At June 30, 2013, our debt to total capitalization decreased to 45.9%, compared with 49.3% at June 30, 2012. This decrease was largely due to an increase in equity driven by earnings and an increase in share capital resulting from the exercising of options during the last twelve months.

Calculation of Interest Coverage Ratio

(in millions)	2013	2012
EBIT for the twelve months ended June 30(1)(2)	$1,202	$1,084

Adjusted EBIT for the twelve months ended June 30(1)(2)	$1,511	$1,159

Net interest expense(2)	$276	$263

Interest coverage ratio(1)(2)	4.4	4.1

Adjusted interest coverage ratio(1)(2)	5.5	4.4

(1)

Interest coverage ratio, EBIT and adjusted EBIT have no standardized meaning prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other significant items are described in this section and are discussed further in Section 14, Non-GAAP Measures, which also includes a reconciliation of Operating income for the twelve months ended June 30, 2013 and 2012 to EBIT and Adjusted EBIT.

(2)	The amount is calculated on a twelve month rolling basis.

Interest coverage ratio is measured, on a rolling twelve month basis, as earnings before interest and taxes (“EBIT”) divided by Net interest expense, discussed further in Section 14, Non-GAAP Measures. At June 30, 2013, our

Canadian Pacific • 2013 MD&A • Q2

interest coverage ratio was 4.4, compared with 4.1 at June 30, 2012. This improvement was primarily due to an increase in EBIT offset in part by an increase in Net interest expense, based on a twelve month period ending June 30, 2013. EBIT was negatively impacted by the following significant items, discussed further in Section 14, Non-GAAP Measures: labour restructuring, asset impairment charges, advisory costs due to shareholder matters, and management transition costs.

Excluding these significant items from EBIT, Adjusted interest coverage ratio was 5.5 compared with 4.4 at June 30, 2012. This increase was primarily due to an increase in Adjusted EBIT based on the twelve month period ending June 30, 2013. Adjusted interest coverage ratio and significant items are discussed further in further in Section 14, Non-GAAP Measures.

Calculation of Free Cash

(Reconciliation of free cash to GAAP cash position) (in millions)	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Cash provided by operating activities	$520	$326	$787	$527
Cash used in investing activities	(390)	(275)	(602)	(464)
Change in restricted cash and cash equivalents(1)	99	—	99	—
Dividends paid	(60)	(51)	(121)	(102)
Foreign exchange effect on cash and cash equivalents	9	1	8	—

Free cash(2)	178	1	171	(39)
Cash provided by financing activities, excluding dividend payment	16	4	37	74
Change in restricted cash and cash equivalents(1)	(99)	—	(99)	—

Increase in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	95	5	109	35
Cash and cash equivalents at beginning of period	347	77	333	47

Cash and cash equivalents at end of period	$442	$82	$442	$82

(1)	Changes in restricted cash and cash equivalents related to securitization of letters of credit are discussed further in Section 20, Business Risks.
(2)

Free cash and cash provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 14, Non-GAAP Measures.

There was positive free cash of $178 million in the second quarter of 2013 and $171 million for the first six months of 2013, compared with positive free cash of $1 million and negative free cash of $39 million for the same periods of 2012.

The improvements in free cash in the second quarter and first six months of 2013 were primarily due to higher earnings. These improvements in the second quarter and the first six months were partially offset by:

•	the purchase of materials as part of the Company’s insourcing strategy;

•	a loan made to a court appointed trustee to facilitate the acquisition of a building; and

•	proceeds from the sale of long-term floating rate notes in 2012.

Free cash is affected by the seasonal fluctuations discussed further in Section 11, Quarterly Financial Data and by other factors including the size of our capital programs. Capital additions were $301 million in the second quarter of 2013, $9 million higher than in the same period of 2012. Capital additions were $504 million for the first six months of 2013, $21 million lower than in the same period of 2012. Our 2013 capital programs are discussed further above in Investing Activities.

14. NON-GAAP MEASURES

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude other significant items that are not among our normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Significant items are discussed further below.

Canadian Pacific • 2013 MD&A • Q2

Free cash and cash flow before dividends are non-GAAP measures that management considers to be an indicator of liquidity. The measures are used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provide comparable measures for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalent balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations. Free cash is discussed further and is reconciled to the change in cash and cash equivalents as presented in the financial statements in Section 13, Liquidity and Capital Resources. Cash provided by financing activities, excluding dividend payments, reflects financing activities cash flows not included in the computation of free cash. Cash flow before dividends is calculated as cash provided by operating activities less cash used in investing activities, excluding changes in restricted cash and cash equivalent balances used to collateralize letters of credit.

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 13, Liquidity and Capital Resources.

The interest coverage ratio, excluding significant items, also referred to as Adjusted interest coverage ratio, is calculated as Adjusted EBIT divided by Net interest expense. By excluding significant items which affect EBIT, Adjusted interest coverage ratio provides a metric that is more comparable on a period to period basis. Interest coverage ratio and Adjusted interest coverage ratio are discussed further in Section 13, Liquidity and Capital Resources.

ROCE is an all-encompassing measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT (on a rolling twelve month basis) divided by the average for the year of total assets, less current liabilities excluding the current portion of long-term debt. ROCE, excluding significant items, also referred to as Adjusted ROCE is calculated as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. By excluding significant items which affect EBIT, Adjusted ROCE provides a metric that is more comparable on a period to period basis. ROCE and Adjusted ROCE are discussed further in Section 6, Operating Results.

Interest coverage ratio and ROCE include EBIT, a non-GAAP measure, which can be calculated as Operating income less Other income and charges. Adjusted EBIT is calculated as Operating income, excluding significant items less Other income and charges excluding significant items that are reported in Other income and charges on our income statement. A reconciliation of Operating income for the twelve months ended June 30, 2013 and 2012 to EBIT and Adjusted EBIT, each for the twelve months ended June 30, 2013 and 2012, is presented below:

Reconciliation of Operating income for the twelve months ended June 30, 2013 and 2012 to EBIT and Adjusted EBIT

(in millions)	2013	2012
Operating income for the twelve months ended June 30	$1,218	$1,140
Less:
Other income and charges	16	56

EBIT for the twelve months ended June 30(1)(2)	1,202	1,084
Significant items:
Labour restructuring	53	—
Asset impairments	265	—
Advisory costs related to shareholder matters	—	33
Management transition	(9)	42

Adjusted EBIT for the twelve months ended June 30(1)(2)	$1,511	$1,159

(1)

EBIT and Adjusted EBIT have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. These earnings measures and significant items are described in this section.

(2)	The amount is calculated on a twelve month rolling basis.

Significant Items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, and other items that are not normal course business activities.

Canadian Pacific • 2013 MD&A • Q2

Labour Restructuring

In the fourth quarter of 2012, CP recorded a charge of $53 million for a labour restructuring initiative. The resulting position reductions are expected to be completed by the end of 2014, with the majority of management and union positions to be eliminated by the end of 2013.

Asset Impairments

During the fourth quarter of 2012, the Company recorded an asset impairment charge related to its investment in the Powder River Basin and another investment of $185 million and an impairment loss on a certain series of locomotives of $80 million.

Advisory Costs Related to Shareholder Matters

In January 2012, Pershing Square Capital Management, L.P. launched a proxy contest in order to replace a minority of the Board of Directors of the Company (the “Board”) and to advocate for management change (the “Proxy Contest”). As a result of the Proxy Contest, the Company incurred $14 million in advisory costs (“advisory costs associated with shareholder matters”) in the first quarter of 2012, $13 million in the second quarter of 2012, with a further $6 million incurred in the fourth quarter of 2011. The proxy contest was settled in May 2012 with changes described below in “Management Transition”.

Management Transition

On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. E. Hunter Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. The Company also recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Fred Green, our former CEO.

On February 3, 2013, CP reached a settlement with Mr. E. Hunter Harrison’s former employer which resulted in CP receiving US$9 million in complete satisfaction of certain amounts which had been subject to legal proceedings. This amount was recorded in Purchased services and other in the first quarter of 2013.

15. BALANCE SHEET

Total Assets

Total assets were $15,519 million at June 30, 2013, compared with $14,727 million at December 31, 2012. This increase was primarily due to an increase in:

•	Properties due to our 2013 capital additions in excess of depreciation;

•	Cash and cash equivalents, and Restricted cash and cash equivalents, discussed further in Section 13, Liquidity and Capital resources;

•	Deferred income taxes reflecting our current estimate of loss carry forward amounts expected to be utilized in 2013;

•	Other assets and deferred charges driven by a loan to a court appointed trustee to facilitate the purchase of a building; and

•	Materials and supplies to support the 2013 capital program, including the purchase of mechanical and engineering materials as part of the Company’s insourcing strategy.

Total Liabilities

Total liabilities were $9,794 million at June 30, 2013, compared with $9,630 million at December 31, 2012.

This increase was due primarily to higher Deferred income tax liabilities as a result of deferred income taxes on earnings and other comprehensive income, and FX, as well as an increase in Long term debt due to FX. This increase was partially offset by lower pension and other benefit liabilities primarily as a result of pension plan amendments, discussed further in Section 21, Critical Accounting Estimates, as well as a reduction in Accounts payable and accrued liabilities resulting from incentive and stock-based compensation payments and lower capital program activity during the quarter compared to the fourth quarter of 2012.

Shareholders’ Equity

At June 30, 2013, our Consolidated Balance Sheet reflected $5,725 million in equity, compared with $5,097 million at December 31, 2012. This increase was primarily due to:

•	Net income in excess of dividends;

•	a reduction in Accumulated other comprehensive loss driven by the pension plan amendments as well as the amortization of pension plan losses; and

•	an increase in Share capital as stock options were exercised.

Canadian Pacific • 2013 MD&A • Q2

Share Capital

At July 24, 2013, 175,123,865 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At July 24, 2013, 3.7 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, as well as stand-alone option agreements entered into with Mr. E. Hunter Harrison and Mr. Keith Creel. 2.7 million additional options may be issued in the future under the MSOIP and Directors’ Stock Option Plan.

Dividends

On April 30, 2013, our Board of Directors declared a quarterly dividend of $0.3500 per share as compared to $0.3500 per share in 2012, on the outstanding common shares. The dividend is payable on July 29, 2013 to holders of record at the close of business on June 28, 2013.

16. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,626 million and a carrying value of $4,864 million at June 30, 2013. At December 31, 2012, long-term debt had a fair value of $5,688 million and a carrying value of $4,690 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

Derivative Financial Instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made as to whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments, have not changed from our MD&A for the year ended December 31, 2012, except as described below:

Foreign Exchange Management

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment.

Foreign Exchange Forward Contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At June 30, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2012. At June 30, 2012, the Company had FX forward contracts to fix the exchange rate on US$50 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

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During the three and six months ended June 30, 2013, an unrealized foreign exchange gain of $10 million and $15 million, respectively, was recorded in Other income and charges in relation to these derivatives compared to unrealized gains in the three and six months ended June 30, 2012 of $5 million and $1 million, respectively. These gains in 2013 recorded in Other income and charges were largely offset by the unrealized losses on the underlying debt which the derivatives were designated to hedge.

At June 30, 2013, the unrealized gain derived from these FX forwards was $23 million of which $5 million was included in Other current assets and $18 million in Other assets with the offset reflected as an unrealized gain of $6 million in Accumulated other comprehensive loss and as an unrealized gain of $17 million in Retained earnings. At December 31, 2012, the unrealized gain derived from these FX forwards was $8 million which was included in Other assets with the offset reflected as an unrealized gain of $6 million in Accumulated other comprehensive loss and as an unrealized gain of $2 million in Retained earnings.

Fuel Price Management

Energy Futures

In the past, to address the residual portion of CP’s fuel costs not mitigated by its fuel recovery programs, CP had a systematic hedge program. As a result of improving coverage from its fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013.

During the first quarter ended March 31, 2013, the Company settled its remaining diesel futures contracts, accounted for as cash flow hedges, to purchase 20 million U.S. gallons during the period January to December 2013 for a realized gain and proceeds of $2 million. In the three and six months ended June 30, 2013, a reduction to Fuel expense was recorded totalling a negligible amount and $1 million, respectively, as a result of the recognition in income of this previously realized gain. At June 30, 2013, the remaining realized gain of $1 million was reflected in Accumulated other comprehensive loss to be amortized to Fuel expense in 2013 as the related diesel is purchased. During the three months ended June 30, 2012, the impact of settled swaps increased Fuel expense by $1 million. During the six months ended June 30, 2012, these swaps had a negligible impact on Fuel expense.

At June 30, 2013, the Company had no remaining diesel futures contract. At December 31, 2012, the unrealized loss on these contracts was negligible.

17. OFF-BALANCE SHEET ARRANGEMENTS

The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2012 remains substantially unchanged, except as updated as follows:

Guarantees

At June 30, 2013, the Company had residual value guarantees on operating lease commitments of $160 million, compared to $164 million at December 31, 2012. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2013, these accruals amounted to $6 million, unchanged from December 31, 2012.

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18. CONTRACTUAL COMMITMENTS

The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

At June 30, 2013 Payments due by period (in millions)	Total	2013	2014 & 2015	2016 & 2017	2018 & beyond
Contractual commitments
Long-term debt	$4,617	$27	$180	$59	$4,351
Capital lease	276	2	139	9	126
Operating lease(1)	734	76	217	144	297
Supplier purchase	1,760	226	342	267	925
Other long-term liabilities(2)	669	59	161	117	332

Total contractual commitments	$8,056	$390	$1,039	$596	$6,031

(1)

Residual value guarantees on certain leased equipment with a maximum exposure of $160 million, discussed further in Section 17, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above as management believes that we will not be required to make payments under these residual guarantees.

(2)

Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post- retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for the years 2013 to 2022. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 21, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2018 & beyond” category in this table. Deferred income taxes are discussed further in Section 21, Critical Accounting Estimates.

19. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2012 remains substantially unchanged, except as updated as follows:

Agreements and Recent Developments

On December 4, 2012, CP announced its intention to explore strategic options for its main line track from Tracy, MN west into South Dakota, Nebraska and Wyoming and invited expressions of interest from prospective partners. The Company has received expressions of interest for the line and is in the process of evaluating them and deciding on next steps.

Changes in Executive Officers

Effective February 5, 2013, Mr. Keith Creel was appointed as President and Chief Operating Officer. Mr. E. Hunter Harrison remains Chief Executive Officer of the company.

Changes in Board of Directors

At the Company’s annual shareholders meeting held on May 1, 2013, two new directors, Ms. Isabelle Courville and Mr. Andrew Reardon, were elected to the Board. Messrs. John Manley and Hartley Richardson and Ms. Madeleine Paquin did not stand for re-election at the Meeting. In addition, on June 7, 2013, Hon. Jim Prentice was appointed to the Company’s Board of Directors.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange was $127.53 at the end of second quarter of 2013, a decrease of $5.01 from $132.54 at the beginning of the quarter. The market value was $74.72 at the end of second quarter of 2012, a decrease of $0.99 from $75.71 at the beginning of the quarter. These decreases in share price contributes to a decrease in the value of our outstanding stock-based compensation.

Environmental

Cash payments related to our environmental remediation program, described in Section 21, Critical Accounting Estimates, totaled $1 million in the second quarter of 2013, compared with $2 million in the same period of 2012. Cash payments related to our environmental remediation program for the first six months of 2013 were $2 million, compared with $3 million in the same period of 2012. Cash payments for environmental initiatives are estimated to be approximately $11 million for the remainder of 2013, $11 million in 2014, $11 million in 2015 and a total of approximately $59 million over the remaining years through 2023, which will be paid in decreasing amounts. All payments will be funded from general operations.

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We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for future expected costs to be incurred over approximately 10 years. The work is overseen by various state regulatory divisions relating to site investigation and remediation to ensure work is completed in accordance with applicable standards.

Certain Other Financial Commitments

At June 30, 2013 Amount of commitment per period (in millions)	Total	2013	2014 & 2015	2016 & 2017	2018 & beyond
Commitments
Letters of credit	$399	$276	$123	$—	$—
Capital commitments	536	269	230	31	6

Total commitments	$935	$545	$353	$31	$6

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, we are party to certain other financial commitments set forth in the table above and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. We are liable for these contractual amounts in the case of non-performance under these agreements. CP can draw letters of credit under its revolving credit or bilateral letter of credit facilities which are discussed further in Section 20, Business Risks.

Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered into contracts with suppliers to make various capital purchases related to track programs. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

Pension Plan Deficit

A description of our future expectations related to the Company’s pension plans is included in Section 21, Critical Accounting Estimates.

Restructuring

Cash payments related to severance under all restructuring initiatives totaled $10 million during the second quarter of 2013 and $19 million for the first six months of 2013, compared with $3 million and $10 million for the same periods of 2012. Cash payments for restructuring initiatives are estimated to be approximately $24 million for the remainder of 2013, $29 million in 2014, $12 million in 2015, and a total of approximately $6 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

20. BUSINESS RISKS

In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through risk management strategies including the insurance and hedging programs we have in place, there are certain circumstances where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, and reputational impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks to which we are exposed, nor will our mitigation strategies eliminate all risks listed.

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Competition

We face significant competition for freight transportation in Canada and the U.S., including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competitiveness and have a materially adverse impact on our business or operating results. Certain aspects of competition in Canada are also subject to regulation and are discussed further in Regulatory Authorities below.

To mitigate competition risk, our strategies include:

•

creating long-term value for customers and shareholders by profitably growing through collaborative supply chain solutions and aligned investments with our customers, delivering competitive and reliable service, developing markets that are consistent with our network’s strengths and enhancing our network capability, and selective use of long-term contracts;

•	renewing and maintaining infrastructure to enable safe and fluid operations;

•	improving handling through our operating plan to reduce costs and enhance quality and reliability of service; and

•	exercising a disciplined yield approach to competitive contract renewals and bids.

Liquidity

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

The Company’s cash balances are invested in a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.

Revolving credit facility

On October 31, 2011, CP completed arrangements with 12 highly-rated financial institutions for a committed $1.0 billion four year revolving credit agreement. This agreement incorporates a revolving facility limit of $600 million and a separate letter of credit facility limit of $400 million at pre-agreed pricing and has the ability to annually extend the term for an additional year with the consent of the lenders. The $1.0 billion revolving credit agreement also contains an accordion feature to accommodate up to an additional $300 million. At June 30, 2013, CP had available $557 million under the revolving facility limit and $143 million available under the letter of credit facility limit, of which the Company had utilized $300 million solely for letters of credit under both facilities. The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At June 30, 2013, the Company satisfied this threshold stipulated in the financial covenant. In addition, should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, the Company’s credit agreement will also require it to maintain a minimum fixed charge coverage ratio.

Bilateral letter of credit facilities

During the second quarter of 2013, the Company entered into a series of committed and uncommitted bilateral letter of credit facility agreements with various banks to support its requirement to post letters of credit in the ordinary course of business. The committed facility expires June 2015. Under these agreements, the Company may be required or may choose to post collateral in the form of cash or cash equivalents, equal at least to the face value of the line of credit issued. Restricted cash and cash equivalents is shown separately on the balance sheet and includes highly liquid investments purchased three months or less from maturity and is stated at cost, which approximate market value.

At June 30, 2013, under its bilateral facilities the Company had letters of credit drawn of $99 million from a total available amount of $285 million. Prior to the second quarter of 2013 these letters of credit were drawn under our $1.0 billion revolving credit facility. At June 30, 2013, cash and cash equivalents of $99 million was pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheets.

Regulatory Authorities

Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operations and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and the STB in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environmental and other matters.

The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), Competitive Line Rates and compulsory inter-switching in Canada. The Agency regulates the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. For the grain crop

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year beginning August 1, 2013 the Agency announced a 1.8% decrease in the Volume-Related Composite Price Index (“VRCPI”), a cost inflator used in calculating the grain maximum revenue entitlement for CP and Canadian National Railway. Grain revenues are impacted by several factors including volumes and VRCPI.

Transport Canada regulates safety-related aspects of our railway operations in Canada through the Railway Safety Act (“RSA”). On October 7, 2011, the Government introduced amendments to the RSA. The Bill became law on May 17, 2012. The amendments to the RSA are not expected to have a material impact on CP’s operating practices.

On August 12, 2008, Transport Canada announced a review focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. On March 18, 2011 the panel conducting the review released its final report and the Government of Canada announced its response. On the same day, the Government of Canada announced a series of supply chain initiatives to take place over the next several months, including the intention to table a bill to give shippers the right to a service agreement. Prior to tabling legislation on rail service, the Minister appointed a facilitator to lead a process between railways and shippers to develop a service agreement template and a commercial dispute resolution. The facilitator’s report was issued on June 22, 2012. The report provides guidance on how rail service can be negotiated between a shipper and a railway, through a service agreement template, and a process for commercial dispute resolution.

On December 11, 2012 the Government of Canada introduced proposed legislation to amend the CTA to require a railway company, on a shipper’s request, to make the shipper an offer to enter into a contract respecting the manner in which the railway company must fulfill its service obligations to the shipper. To exercise the new right to a service contract, a shipper will first have to request one from the railway. The railway will then be obligated to respond within 30 days. If an agreement cannot be reached through commercial negotiations, service arbitration would be available to a shipper to establish the terms of service. To access the remedy, a shipper would have to satisfy the Agency that an attempt was made to resolve the matter with the railway. On June 26, 2013 this legislation became law. It is too soon to determine if these actions will have a material impact on the Company’s financial condition and results of operations.

The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act requires, among other things, the implementation of Positive Train Control (“PTC”) by the end of 2015, limits freight rail crews’ duty time, and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations. Congress is scheduled to reauthorize both the Railway Safety Improvement Act and the Passenger Rail Investment and Improvement Act during 2013.

The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body.

In July 2011, the STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Under the new rules, few cases have been filed, and no case has been filed against the Company. It is too soon to assess the possible impact on CP of such new rules.

The STB held a hearing to review existing exemptions from railroad-transportation regulations for certain commodities, boxcar and intermodal freight in February 2011 and a hearing on rail competition in June 2011. The industry and CP participated. In July 2012, the STB announced proposed rules to address its rate case processes. As well in July 2012, the STB requested interested parties to provide empirical information about the impact of the National Industrial Transportation League’s proposal for new rules for competitive switching which had been advanced in an earlier petition. Both of these matters continue in 2013.

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).

Security

We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which can impact service and increase costs for the transportation of

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hazardous materials, especially toxic inhalation materials. Legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements similar to those in the U.S. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

•

to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•

to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of the Vehicle and Cargo Inspection System at five of our border crossings;

•

to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we work with the Transportation Security Administration; and

•

to comply with U.S. regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and are performing annual route assessments to select and use the route posing the least overall safety and security risk.

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class 1 railroads to implement by December 31, 2015, interoperable PTC on main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$325 million. As at June 30, 2013, total expenditures related to PTC were approximately $116 million, including approximately $13 million and $21 million for the second quarter and first six months of 2013 respectively, discussed further in Section 13, Liquidity and Capital Resources.

Labour Relations

Currently none of our union agreements are under renegotiation. All of the Canadian bargaining agreements are in place through at least December 31, 2014. All of our U.S. collective bargaining agreements are in place until the end of 2014, with the exception of two agreements on the DM&E which are amendable at the end of 2013.

At June 30, 2013, approximately 78% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with all seven bargaining units that represent our employees in Canada and all 32 bargaining units that represent employees in our U.S. operations.

Canada

We are party to collective agreements with seven bargaining units in our Canadian operations. As of June 30, 2013, agreements were in place with all seven bargaining units.

Of the collective agreements that are in effect, four expire at the end of 2017 (Canadian Pacific Police Association (“CPPA”) – representing CP police employees, United Steelworkers (“USW”) – representing clerical workers, Teamster Canada Rail Conference (“TCRC”) – Maintenance of Way Employees Division (“MWED”) – representing track maintenance employees and the International Brotherhood of Electrical Workers (“IBEW”) – representing signals employees). Agreements with the TCRC, representing running trade employees (“TCRC-RTE”), the TCRC-RCTC, representing rail traffic controllers, and the Canadian Auto Workers (“CAW”) – representing car and locomotive repair employees expire at the end of 2014.

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U.S.

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and five bargaining units of our DM&E subsidiary.

Soo Line has settled contracts with all fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, electricians, sheet metal workers, and mechanical labourers as a result of national bargaining with the other U.S. Class 1 railroads.

D&H has settled contracts for all thirteen bargaining units, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, track maintainers, clerks, police, engineering supervisors and mechanical supervisors, as a result of stand-by agreements on wage, benefits, and rules negotiations at the national table.

DM&E has agreements in place with five bargaining units which cover all DM&E engineers and conductors, signal and communication workers, mechanics and maintenance of way workers. The agreement with the bargaining unit covering track maintainers was ratified November 27, 2012, and was fully effective January 1, 2013.

All collective bargaining agreements with our three U.S. subsidiaries become amendable December 31, 2014, except the locomotive engineers and conductors agreements on the DM&E which become amendable December 31, 2013. CP is currently in discussions with the United Transportation Union (“UTU”) on all three properties pertaining to an “hourly wage agreement”.

Environmental Laws and Regulations

Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.

We have implemented a comprehensive Environmental Management System to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits are located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Safety, Operations and Environment Committee established by the Board of Directors.

We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:

•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor do we operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as

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carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, we continue to adopt new technologies to minimize our fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (e.g. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

Financial Risks

Pension Funding Volatility

A description of our pension funding volatility related to the Company’s pension plans is included in Section 21, Critical Accounting Estimates.

Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.

Our mitigation strategy consists of fuel cost recovery programs which reflect changes in fuel costs that are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

In the past, to address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP had a systematic hedge program. As a result of improving coverage from our fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013. Fuel price management is discussed further in Section 16, Financial Instruments.

Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, and Canadian, U.S. and international monetary policies. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) EPS by approximately $0.02 to $0.04 per share. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and may in turn positively or negatively affect our revenues. Foreign exchange management is discussed further in Section 16, Financial Instruments.

Interest Rate Risk

In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16, Financial Instruments.

General and Other Risks

Transportation of Dangerous Goods and Hazardous Materials

Railways, including CP, are legally required to transport dangerous goods and hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine and anhydrous ammonia, could result in

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catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supply Chain Disruptions

The North American transportation system is integrated. CP’s operations and service may be negatively impacted by service disruptions of other transportation links such as ports, handling facilities, customer facilities, and other railways. A prolonged service disruption at one of these entities could have a material adverse effect on CP’s operations, financial condition and liquidity.

Reliance on Technology and Technological Improvements

Information technology is critical to all aspects of our business. While we have business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of our information technology or communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on our results of operations, financial condition and liquidity. If we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition and liquidity.

Qualified Personnel

Changes in employee demographics, training requirements, and the availability of qualified personnel, particularly locomotive engineers and train-persons, could negatively impact the Company’s ability to meet demand for rail service. We have workforce planning tools and programs in place and are undertaking technological improvements to assist with manual tasks. Unpredictable increases in the demand for rail services may increase the risk of having insufficient numbers of trained personnel, which could have a material adverse effect on our results of operations, financial condition and liquidity. In addition, changes in operations and other technology improvements may significantly impact the number of employees.

Severe Weather

We are exposed to severe weather conditions including floods, avalanches, mudslides, extreme temperatures and significant precipitation that may cause business interruptions that can adversely affect our entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supplier Concentration

Due to the complexity and specialized nature of rail equipment and infrastructure, there can be a limited number of suppliers of this equipment and material available. Should these specialized suppliers cease production or experience capacity or supply shortages, this concentration of suppliers could result in CP experiencing cost increases or difficulty in obtaining rail equipment and materials. While CP manages this risk by sourcing key products and services from multiple suppliers whenever possible, widespread business failures of suppliers could have a material adverse effect on CP’s operations, financial condition and liquidity.

General Risks

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include:

•	with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations;

•	with respect to coal volumes, global steel production;

•	with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices being important factors; and

•	with respect to sulphur volumes, gas production levels in southern Alberta, industrial production and fertilizer production, both in North America and abroad.

The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.

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Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s operations, financial condition and liquidity.

We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand and supply chain efficiency. Other business risks include: potential increases in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.

21. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities and goodwill and intangible assets.

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit Committee, which is comprised entirely of independent directors. There have been no significant changes in the Critical Accounting Estimates discussed in the 2012 annual MD&A, except as discussed below:

Environmental Liabilities

At June 30, 2013, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $92 million as compared to $89 million in 2012 of which the long-term portion amounting to $79 million as compared to $77 million in 2012 was included in Other long-term liabilities and the short-term portion, amounting to $13 million (2012 - $12 million), was included in Accounts payable and accrued liabilities. Total payments were $1 million in the second quarter of 2013 and $2 million in the first six months of 2013, compared with $2 million and $3 million for the same periods of 2012, respectively. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in an increase in environmental liabilities of $3 million in second quarter 2013 and $4 million in the first six months of 2013 compared with an increase of $1 million in second quarter and no increase in the first six months of 2012.

Pensions and Other Benefits

Recent Developments

CP has reached agreements with all of the unions which it had been bargaining with in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service, including a cap on some non-union employees’ pensions. Under the amendments the plan participant will continue to earn additional pensionable years of service as normal but with a limit of the cap for each year earned. Plan amendments resulting from collective bargaining are accounted for in the periods the new agreements are ratified. The plan amendments resulting from the December 2012 arbitration award were contingent on Canadian Pacific making plan amendments for non-union employees, and consequently were accounted for in the period Canadian Pacific made such amendments. As a result of the plan amendments, the projected benefit obligation decreased by $135 million from December 31, 2012, with a corresponding increase to Other comprehensive income and resulting in a reduction of Accumulated other comprehensive loss as prior service credits. The prior service credits are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years), and over the expected average remaining service life of non-union employees.

At the date of the plan amendments, we have assessed the significance of such amendments to the consolidated financial statements and have determined that a remeasurement of plan assets and obligations as of the date of the above plan amendments was not warranted.

Pension Benefit Liabilities

We included pension benefit liabilities of $610 million in Pension and other benefit liabilities and $8 million in Accounts payable and accrued liabilities on our June 30, 2013 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $389 million in Pension and other benefit liabilities and $21 million in Accounts payable and accrued liabilities on our June 30, 2013 Consolidated Balance Sheet. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed in the Legal and Personal Injury Liabilities section below.

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Net Periodic Benefit Costs

Net periodic benefit costs for pensions and post-retirement benefits were included in Compensation and benefits on our June 30, 2013 Consolidated Statement of Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $16 million in the second quarter of 2013 and $46 million in the first six months of 2013, compared with $18 million and $37 million in the same periods of 2012.

Net periodic benefit costs for pensions were $9 million in the second quarter of 2013 and $32 million for the first six months of 2013, compared with $11 million and $22 million in the same periods of 2012. The portion of this related to defined benefit pensions was $8 million in the second quarter of 2013 and $29 million in the first six months of 2013, compared with $10 million and $20 million in the same periods of 2012, and the portion related to defined contribution pensions (equal to contributions) was $1 million for the second quarter of 2013 and $3 million in the first six months of 2013, compared with $1 million and $2 million for the same periods of 2012. Net periodic benefit costs for post-retirement benefits were $7 million in the second quarter of 2013 and $14 million in the first six months of 2013, compared with $7 million and $15 million in the same periods of 2012.

Fluctuations in net periodic benefit costs for pensions can result from favourable or unfavourable investment returns and changes in long-term interest rates. The impact of favourable or unfavourable investment returns is moderated by the use of a market-related asset value for the main Canadian defined benefit pension plan’s public equity securities. The impact of changes in long-term rates on pension obligations is partially offset by their impact on the pension funds’ investments in fixed income assets.

Pension Plan Contributions

We made contributions of $22 million to the defined benefit pension plans in the second quarter of 2013 and $52 million in the first six months of 2013, compared with $33 million and $50 million in the same periods of 2012.

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. Our 2011, 2010 and 2009 contributions included voluntary prepayments of $600 million in December 2011, $650 million in September 2010 and $500 million in December 2009 to our main Canadian defined benefit pension plan. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension funding requirements.

We estimate our aggregate pension contributions to be in the range of $100 million to $125 million per year from 2013 to 2016. These estimates reflect our current intentions with respect to the rate at which we will apply the December 2009, September 2010 and December 2011 voluntary prepayments against contribution requirements in the next few years.

Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.

Pension Plan Risks

If the rate of investment return on the plans’ public equity securities in 2012 had been 10 percentage points higher (or lower) than the actual 2012 rate of investment return on such securities, 2013 net periodic benefit costs for pensions would be lower (or higher) by $14 million. If the discount rate as at December 31, 2012 had been higher (or lower) by 0.1% with no related changes in the value of the pension funds’ investment in fixed income assets, 2013 net periodic benefit costs for pensions would be lower (or higher) by $14 million.

We estimate that a 1.0 percentage point increase (or decrease) in the discount rate would decrease (or increase) our defined benefit pension plans’ projected benefit obligations approximately $1,500 million. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the value of the defined benefit pension plans assets would increase (or decrease) by approximately $100 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

The plans’ investment policies provide a target allocation of approximately 46% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities which, as mentioned above,

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provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

On April 30, 2013, the Board of Directors’ Finance Committee approved changes to the asset allocation targets. The new target allocations are 46% public equity, 30% debt securities, 12% real estate and infrastructure, and 12% absolute return strategies.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Property, Plant and Equipment

At June 30, 2013, accumulated depreciation was $6,305 million. Depreciation expense amounted to $141 million in the second quarter of 2013 and $282 million for the first six months of 2013, compared with $135 million and $262 million in the same periods of 2012.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.

Deferred Income Taxes

A deferred income tax expense of $87 million was included in total income tax expense for the second quarter of 2013 and $150 million for the first six months of 2013, compared with a deferred income tax expense of $48 million and expense of $94 million for the same periods of 2012. The increases in the second quarter and the year to date were primarily due to higher net income compared to the same periods of 2012. At June 30, 2013, deferred income tax liabilities of $2,403 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $305 million realizable within one year were recorded as a current asset.

Legal and Personal Injury Liabilities

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other expense, amounted to $20 million in the second quarter of 2013 and $31 million for the first six months of 2013, compared with $15 million and $27 million for the same periods of 2012.

Accruals for incidents, claims and litigation, including accruals for self-insured workers compensation and long-term disability benefit plans, totaled $189 million, net of insurance recoveries, at June 30, 2013. The total accrual included $105 million in Pension and other benefit liabilities, $14 million in Other long-term liabilities and $71 million in Accounts payable and accrued liabilities, offset by $1 million in Other assets.

Long-term Floating Rate Notes

At June 30, 2013 and at December 31, 2012, the Company had no remaining investment in long-term floating rate notes (Master Asset Vehicle (“MAV”)).

During the first quarter of 2012, the Company sold all of its MAV 2 Class A-2 notes which had a carrying value of $33 million, and original cost of $46 million, for proceeds and interest of $33 million. At June 30, 2012, all that remained was the Company’s investment in MAV 2 Class A-1 notes with a carrying value of $48 million, being the estimated fair value of the notes, reported in Investments on the Consolidated Balance Sheets. The remaining notes, which had an original cost of $59 million, were sold during the third quarter of 2012 for total proceeds of $48 million which approximated their carrying value at that time.

In the second quarter and first six months of 2012, accretion and other minor changes in market assumptions resulted in net unrealized income of $1 million and $2 million, respectively, which was reported in Other income and charges.

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The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes during 2012 incorporated probability weighted discounted cash flows and considered the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

Goodwill and Intangible Assets

Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. Goodwill was last assessed in the fourth quarter of 2012 and will be updated in the fourth quarter of 2013.

22. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

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23. GLOSSARY OF TERMS

AAR: Association of American Railroads, representing North America’s freight railroads and Amtrak.

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average terminal dwell: The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

Average train length – excluding local traffic: The average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

Average train speed: The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation, a wholly owned indirect U.S. Subsidiary of CPRL.

Employee: An individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

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FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,400 in the U.S. or $9,800 in Canada in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States of America.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

Locomotive productivity: The daily average GTMs divided by the active road horsepower. Active road horsepower excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

Workforce: The total employees plus part time employees, contractors and consultants.

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CANADIAN PACIFIC

Suite 500 Gulf Canada Square
401 – 9th Avenue SW
Calgary Alberta T2P 4Z4

www.cpr.ca TSX/NYSE: CP

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to June 30, 2013 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the June 30, 2013 consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended June 30, 2013

Earnings Coverage on long-term debt(1) (2)	4.2x

Notes:

(1)

Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2)

The earnings coverage ratio has been calculated excluding carrying charges for the $172 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at June 30, 2013. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended June 30, 2013, earnings coverage on long-term debt would have been 4.1x.